As filed with the Securities and Exchange Commission on
 January 21, 2000
                                              Registration No. 333-92019
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               AMENDMENT NO. 1
                                      TO
                                   FORM S-1
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                             PLASTICS MFG. COMPANY
             (Exact name of registrant as specified in its charter)
                                     ______

         WISCONSIN                    3621                  39-1867101
  (State or other jurisdiction   (Primary Standard      (I.R.S. Employer
      of incorporation or           Industrial           Identification
        organization)            Classification               No.)
                                   Code Number)

                             W190 N11701 MOLDMAKERS WAY
                          GERMANTOWN, WISCONSIN 53022-8214
                                   (414) 255-5790
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  SCOTT W. SCAMPINI
                              EXECUTIVE VICE PRESIDENT
                                PLASTICS MFG. COMPANY
                             W190 N11701 MOLDMAKERS WAY
                          GERMANTOWN, WISCONSIN 53022-8214
                                   (414) 255-5790

  (Name, address, including zip code and telephone number, including area code, of agent for service)
                                   WITH COPIES TO:
                                ARNOLD J. KIBURZ III
                    RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                              500 THIRD STREET, SUITE 700
                                 WAUSAU, WISCONSIN 54403
                                    (715) 845-4336

   Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE. If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. <checked-box>
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. <square>

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. <square>
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. <square>
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. <square>

                    CALCULATION OF REGISTRATION FEE
 Title of each class of          Proposed maximum          Amount of
    securities to be            aggregate offering        registration
     registered:                    price (1):               fee (1):
    COMMON STOCK              $7,951,360  (VALUE OF)       $2,100 (2)

 (1)Estimated solely for the purpose of computing the amount of the registration fee under the Securities Act of 1933, as amended pursuant to (i) Rule 457(j) with respect to the Registrant's offer to repurchase 722,490 shares and (ii) Rule 457(o) with respect to the sale for cash of 500,000 shares.
 (2)This amount has previously been paid.

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

 PROSPECTUS
                         1,222,490 Shares
                       PLASTICS MFG. COMPANY
                           Common Stock
                      PRICE:  $12.00 A SHARE
                         ________________

     This is our initial public offering of shares of common stock of Plastics Mfg. Company. We are offering to sell 500,000 shares of our common stock for cash at a price of $12.00 per share. We are concurrently offering to repurchase up to 722,490 shares which were sold without registration under the Securities Act of 1933 at an average repurchase price of $2.70 per share, plus accrued interest. See "Rescission Offer."

     This is not an underwritten offering. There is no minimum amount of stock which must be sold in the offering. No public market currently exists for our shares and no market is expected to develop after the offering. Our stock will not be listed on any national securities exchange or the Nasdaq Stock Market.
                         ________________

 SEE "RISK FACTORS" ON PAGE 6 TO READ ABOUT MATERIAL RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.
                         _________________

 UNDER WISCONSIN LAW, A SHAREHOLDER MAY BE HELD LIABLE FOR EMPLOYEE WAGES (FOR NOT MORE THAN SIX MONTHS OF SERVICES FOR ANY SINGLE
 EMPLOYEE) IF WE CANNOT MEET OUR LIABILITIES FOR WAGES. THIS LIABILITY IS LIMITED TO THE AMOUNT PAID BY THE SHAREHOLDER FOR OUR STOCK.
                         _________________

                                   PER SHARE      TOTAL
     Initial public offering price  $12.00        $6,000,000
     (500,000 shares to be sold for cash)

 THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                        __________________
     We expect to deliver the shares of our common stock to purchasers on ____________.
                        __________________

              Prospectus dated ________________, 1999

 IN MAKING ANY INVESTMENT DECISION RELATING TO OUR COMMON STOCK, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL SHARES OF COMMON STOCK AND SEEKING OFFERS TO BUY SHARES COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS OR OTHER DATE WE INCLUDE IN SUCH INFORMATION.

                         TABLE OF CONTENTS

                                                           Page
 Prospectus Summary                                           1
 Risk Factors                                                 6
 Special Note With Respect to Forward-Looking Information    20
 Use of Proceeds                                             20
 Dividend Policy                                             22
 Dilution                                                    22
 Selected Historical Consolidated Financial Data             24
 Rescission Offer                                            26
 Management's Discussion and Analysis of Financial Condition and
    Results of Operations                                    29
 Business                                                    34
 Management                                                  44
 The MGS Group                                               50
 Related Party Transactions and Conflicts of Interest        52
 Principal Stockholders                                      56
 Description of Common Stock                                 58
 Shares Eligible for Future Sale                             62
 Plan of Distribution                                        63
 Pricing of this Offering                                    63
 Legal Matters                                               63
 Experts                                                     63
 Additional Information                                      64
 Index to Consolidated Financial Statements                 F-1

                                  i

                        PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS" ON PAGE 6.

     In this prospectus, the terms "we," "us" and "our" refer to Plastics Mfg. Company. Unless otherwise noted, these terms also include our wholly owned subsidiary, TecStar Mfg. Company.

                       PLASTICS MFG. COMPANY

     We manufacture plastic parts through the injection molding process. Our manufacturing business is conducted through our wholly owned subsidiary, TecStar Mfg. Company. Our principle executive offices are located at W190 N11701 Moldmakers Way, Germantown, Wisconsin
 53022-8214, telephone number (262) 255-5790.

 PRODUCTS

     Our customers use the parts made by us to manufacture end-products or components for industry and the consumer markets. For example, some of our plastic parts are now used to make cellular telephones, pagers, nailguns, and computers.

 AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS - THE MGS GROUP.

     Twenty companies are affiliated with us through common ownership. These affiliated companies are collectively referred to as the "MGS Group." Mark G. Sellers is our Chairman, President, and Chief Executive Officer and he controls directly or indirectly at least 51% of the voting interests of each company in the MGS Group. Mr. Sellers and the MGS Group collectively own approximately 60% of our outstanding common stock and will continue to own at least 53% of our stock if 500,000 shares of stock are sold in the offering. In addition, Mr. Sellers and two of the MGS Group companies hold options with respect to an additional 5,000,000 shares. See "Principal Stockholders."

     Before part production by us can take place, the molds used to form the plastic must be designed, tested, and manufactured. In addition, maintenance on and adjustments to the molds must be performed during
 the production process.   We often rely on MGS Group companies to

                                  1

 perform these steps in the production process. The relationship with affiliated companies allows us to offer a "turn-key" alternative for our customers at competitive prices.

     We also rely on the MGS Group to provide management, accounting, information system, and human resource services for us. Our principal production facility and our injection molding equipment is leased from the MGS Group companies.

     A description of the MGS Group and our transactions with the companies in the group can be found under "The MGS Group" and "Related Party Transactions and Conflicts of Interest."

 STRATEGIC PLAN

     Our strategic plan is to become a leading national manufacturer of plastic parts by increasing revenues at our Germantown, Wisconsin, manufacturing facility and expanding into additional geographic areas of the United States. In addition, we plan to acquire mold making capabilities so that some of the mold production and services now purchased from the MGS Group can be undertaken internally.

                       THE RESCISSION OFFER

     From August, 1999 through September, 1999, a total of 722,490 shares of our common stock was sold by us and some of the MGS companies to employees and unrelated parties. The proceeds of these sales received by us and the MGS Group was $1,951,360. The common stock purchased was inadvertently not registered under federal or state law. We are offering to repurchase these shares. Stockholders who purchased stock from us or the members of the MGS Group during this period may return their shares to us and receive the amount they paid for the stock, plus interest at the rate prescribed by law. Mr. Sellers and the companies of the MGS Group which sold these shares have entered into a written agreement with us to purchase any shares which are returned to us. Stockholders who do not elect to return their shares will have registered shares upon completion of the 30 day rescission period. We do not anticipate that stockholders will exercise this return right. See "Rescission Offer."

                                  2

                           THE OFFERING

 SALE OF NEW SHARES OF COMMON STOCK

     We are offering to sell our common stock at a price of $12.00 per share. The common stock will be sold for us by our officers and employees. No officer or employee will receive a commission or other compensation for selling our stock.

 Common stock offered for cash:      500,000 shares
 Common stock subject to our
 offer to repurchase:                722,490 shares
 Common stock to be
 outstanding after this offering:  4,250,000 shares*

 Use of proceeds:                  Working capital, equipment lease
                                   deposits, and general corporate
                                   purposes.  See "Use of Proceeds."

 *Includes 722,490 shares which are the subject of our rescission offer.

                        SUMMARY HISTORICAL
                    CONSOLIDATED FINANCIAL DATA

     The table below provides you with our summary historical financial information. The following consolidated statement of operations data for the years ended September 30, 1997, 1998 and 1999 is derived from our audited consolidated financial statements included elsewhere in this prospectus.

     The following financial data should be read in conjunction with, and is qualified by reference to, "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes to those financial statements, included elsewhere in this prospectus.

                                    (In thousands, except per share data)

                                              YEAR ENDED SEPTEMBER 30,
                                           1997         1998         1999
 CONSOLIDATED STATEMENTS
   OF OPERATIONS DATA:
   Total revenue                        $    0        $  850       $7,465
   Gross profit (loss)                       0          (659)        (147)
   Operating expenses                        3           325         1168
   Income (loss) from operations            (3)         (984)      (1,315)
   Income (loss) before accounting change    2          (581)        (836)
   Change in accounting principle                                     (95)
   Net income (loss)                         2          (581)        (931)

   Per basic share:
   Income (loss) before accounting change  .00         (0.24)       (0.32)
   Change in accounting principle                                   (0.04)
   Net income (loss)                       .00         (0.24)       (0.36)

   Per diluted share:
   Income (loss) before accounting change  .00         (0.20)       (0.27)
   Change in accounting principle                                   (0.03)
   Net income (loss)                       .00         (0.20)       (0.30)

   Shares in computing basic net
      income (loss) per share            1,551         2,432        2,614
   Shares in computing diluted net
      income (loss) per share            2,051         2,932        3,114

 CONSOLIDATED BALANCE
   SHEET DATA:

   Cash                                 $1,222        $   10      $   246
   Total current assets                  1,222           147        4,428
   Total current liabilities                 1           823        4,054
   Noncurrent liabilities                    0             0            0
   Stockholders' equity                     52         1,066        2,841

                                  4

 NOTES TO HISTORICAL AND PRO FORMA FINANCIAL DATA

     (1) As of September 30, 1997, we were still a development stage company that had not commenced operations. The proceeds of our first stock offering were held in escrow until September 14, 1997. We then paid legal and accounting invoices related to organizing the company and the first offering. No other transactions took place during the fiscal year ended September 30, 1997.

     (2) The number of shares used in computing diluted loss per share reflects the stock option granted on October 1, 1999 as if they were outstanding for all periods presented, calculated using the treasury stock method.

     (3) All shares outstanding and earnings per share have been retroactively restated to reflect the 3-for-1 stock split on September 30, 1999.

                           RISK FACTORS

     You should carefully consider the following risks and the other information contained in this prospectus before investing in our common stock. The value of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information included in this prospectus, including the financial statements and related notes. The risks described below are not the only ones facing us. We have only described the risks we consider to be material. However, there may be additional risks that we view as not material or of which we are not presently aware.

     If any of the events described below were to occur, our business, prospects, financial condition, results of operations, or cash flow could be materially adversely affected. When we state below that something could or will have a material adverse effect on us, we mean that it could or will have one or more of these effects.

 MANAGEMENT RISKS

 MANAGEMENT OF THE COMPANY IS ALSO RESPONSIBLE FOR MANAGING THE MGS GROUP AND SUCH SHARED MANAGEMENT COULD RESULT IN CONFLICTS OF INTEREST.

     We rely on executive officers who are also full-time employees of companies in the MGS Group. This shared management may result in conflicts of interest and may compromise our potential as an individual company. Actions by shared management may, for example, result in a benefit to one of the companies in the MGS Group and a corresponding or related detriment to us.

     We have entered into management agreements with three members of the MGS Group which provide for the payment of fees equal to a total of 5% of our net sales through December, 2006. We have also entered into various leases and other contractual agreements with the MGS Group. As a result of this shared management, our officers are unable to devote their full time and efforts to our management. In addition, our directors also serve as directors of one or more of the companies in the MGS Group and will therefore be responsible not only to our stockholders, but to the stockholders of the MGS Group companies for which they also serve as directors. None of our directors will be independent of the MGS Group. No independent director will evaluate any issues involving potential conflicts of interest between our interests and those of our stockholders, on the one hand, and the interests of the MGS Group and the stockholders or partners of its companies, on the other. See "Business," "The MGS

 Group," and "Related Party Transactions and Conflicts of Interest."

 THE LOSS OF THE SERVICES OF MARK G. SELLERS OR OTHER KEY EMPLOYEES MAY HAVE A MATERIAL ADVERSE AFFECT ON OUR REVENUES, RESULTS OF OPERATIONS AND PROSPECTS.

     We are highly dependent upon our founder, Chairman, President and Chief Executive Officer, Mark G. Sellers. The reduction or loss of the services of Mr. Sellers may have a material adverse effect on our operating results and prospects. Mr. Sellers is widely known in the plastics industry and his knowledge of the moldmaking process and plastics industry, business contacts, and leadership have been, and will continue to be, critical to our success. Mr. Sellers has no employment agreement with the Company.

     Our future continued success also is dependent upon the retention of other of our key management executives. We also depend upon a number of other key employees who have been instrumental in our success thus far, and will depend upon our ability to attract and retain other highly capable individuals. The loss of one or more of these senior executives or key members of our production and quality control staff, or an inability to attract or retain other key individuals, could have a material adverse effect on our business. We seek to compensate our key executives, as well as other employees, through competitive salaries and the opportunity to purchase our stock, but we can make no assurance that these programs will allow us to retain key employees or hire new employees.

 WE MAY INCUR INCREASED COSTS TO OBTAIN NECESSARY TECHNOLOGICAL,
 FINANCIAL AND ADMINISTRATIVE SERVICES AFTER OUR AGREEMENTS WITH THE MGS GROUP EXPIRES.

     Various MGS Group companies provide us with selected administrative, financial reporting, tax, information system, and human resources services. Executive management and marketing services are provided to us under management agreements with MGS Group companies.
 In order to continue to operate, we will need to maintain the management agreements with the MGS Group after their December 31, 2006 termination date and continue to receive the other services or develop the capability to provide these services internally. If our management agreements are not renewed, or the other services are no longer provided, we may not be able to develop these services at comparable costs after expiration of these agreements.

 THERE ARE RISKS ASSOCIATED WITH OUR INDUSTRY AND, IN PARTICULAR, OUR
 BUSINESS

 WE ARE DEPENDENT ON THE MGS GROUP FOR THE DEVELOPMENT AND RETENTION OF OUR BUSINESS.

     Our operations are substantially dependent upon companies over which we do not exercise direct control. We have been and will continue to be dependent on the MGS Group to a significant degree for marketing, technical, and manufacturing support. We are currently dependent on the sales and marketing efforts of the companies within the MGS Group to obtain purchase orders and we rely on the resources of the MGS Group for technical and manufacturing support.

 LONG-TERM CONTRACTS ARE NOT TYPICAL IN OUR INDUSTRY AND REDUCTIONS, CANCELLATIONS, OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR PROFITABILITY.

     As is typical in the plastics manufacturing industry, we do not obtain long-term contracts or commitments from our customers. Instead, we work closely with customers to develop nonbinding forecasts of the future volume of orders and rely on purchase orders. Customers may cancel their orders, change production quantities from forecast volumes, or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions, or delays in orders by customers would have a material adverse effect on our results of operations and financial condition. In addition, because many of our costs are fixed, a reduction in customer demand could have an adverse affect on our gross profit margins and operating income.

 TERMINATION OF OUR RELATIONSHIP WITH MOTOROLA, INC. WOULD HAVE A
 MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     In 1999, we received approximately 56% of our manufacturing revenue from our relationship with six divisions of Motorola, Inc. to produce plastic parts for its cellular telephones and pagers. If Motorola was to experience a significant downturn in its cellular telephone or pager businesses, was otherwise unable to honor its obligations to us, or chose to contract with additional manufacturers, our business would be disrupted and our cash flow and profitability would be materially adversely affected.

 TERMINATION OF OUR RELATIONSHIP WITH ITW PASLODE CORDLESS TOOL GROUP WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We have a five-year agreement with ITW Paslode, Cordless Tool Group, a division of Illinois Tool Works, Inc. to supply plastic components. We will occupy a portion of the Paslode facility without direct rent expense as part of the agreement. We expect that sales to Paslode under the agreement will exceed 10% of our revenue in fiscal 2000. The early termination of this agreement would have a material adverse effect on our cash flow and profitability.

 A DECREASE IN THE BUSINESS OF THE MGS GROUP WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Sales to MGS Group companies represented approximately 22.6% of our revenue in 1999. A decrease in the MGS Group's business and, accordingly, a reduction in our sales to MGS Group companies, would have a material adverse effect on our cash flow and profitability.

 FAILURE TO DEVELOP NEW OR EXPAND EXISTING PRODUCTION ORDERS WILL IMPAIR OUR ABILITY TO GROW AND ADVERSELY AFFECT OUR PROSPECTS.

     Our growth depends to a significant degree upon our ability to develop new customer relationships or to expand existing relationships with current customers. We cannot guarantee that new customers will be found, that any such new relationships will be successful when they are in place, or that business with current customers will increase. If these and other programs are not successful, our results of operations, financial condition, and prospects could be materially adversely affected.

 COMPETITION IN OUR INDUSTRY MAY HINDER OUR ABILITY TO EXECUTE OUR BUSINESS STRATEGY, ACHIEVE PROFITABILITY, OR MAINTAIN RELATIONSHIPS WITH EXISTING CUSTOMERS.

     We operate in an industry that is highly competitive, with no single plastics manufacturer having a dominant position. Competition could cause price reductions, reduced profits or losses, or loss of market share, any of which could have a material adverse effect on our business. We compete against numerous other domestic and foreign providers of plastics manufacturing services, some of which are more established in the industry and have substantially greater revenues or resources than we do. Our inability to do any of the following could materially adversely affect our ability to execute our business strategy and develop new customers:

     <circle> provide technologically advanced manufacturing services;
     <circle> maintain strict quality standards;
     <circle> offer geographic flexibility in production and delivery;
     <circle> respond flexibly and rapidly to customers' design and schedule changes; and
     <circle> deliver products on a reliable basis at competitive prices.

 We also face competition from the manufacturing operations of our current and potential customers who are continually evaluating the relative merits of internal manufacturing versus outsourcing. A shift away from outsourcing on behalf of our current or potential customers could materially adversely affect our results of operations and financial condition.

 OUR REVENUES AND INCOME COULD DECLINE DUE TO OVERCAPACITY IN THE
 PLASTICS INDUSTRY, GENERAL ECONOMIC TRENDS, AND/OR DECLINES IN BUSINESS OR CONSUMER SPENDING.

     We enter into purchase order contracts with our customers in which we agree to produce plastic parts at a stated price per part. We cannot assure you that the prices we are able to obtain under our purchase orders will not decline in the future.

     Although our purchase orders are often parts for technical components and are somewhat resistant to economical cycles, many of the industries which we serve and expect to serve are cyclical. Spending for products for which we now produce parts or components may decline during recessionary periods because of the discretionary nature of consumer and business spending. The price which we can obtain in our purchase order contracts could also fall if the plastics manufacturing industry creates excess capacity for plastic parts. This could significantly reduce our cash flow and could have a material adverse effect on our results of operations and our financial condition.

 OUR BUSINESS COULD BE ADVERSELY AFFECTED BECAUSE OF RISKS WHICH ARE PARTICULAR TO INTERNATIONAL OPERATIONS.

     Approximately 40% of our revenue in fiscal 1999 was derived from sales outside of the United States. We expect that foreign sales in fiscal 2000 and subsequent years will not exceed 20% of our revenue. A significant portion of our foreign sales are made to customers who have U.S. operations, but who assemble components or end-use products offshore for sale in the U.S. International sales (and the international operations of our customers) are subject to inherent risks, which may adversely affect us, including:

    <circle>fluctuations in the value of currencies;
    <circle>unexpected changes in and the burdens and costs of compliance with a variety of foreign laws;
    <circle>political and economic instability;
    <circle>increases in duties and taxation;
    <circle>limitations on imports or exports; and
    <circle>reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.

 OUR OPERATING RESULTS CAN BE ADVERSELY EFFECTED BY CHANGES IN THE COST OR AVAILABILITY OF RAW MATERIALS.

     In turn-key manufacturing, we provide both the equipment and the manufacturing and engineering services. As a result, we often bear the risk of fluctuations in materials costs, scrap, and excess inventory, each of which can affect our gross profit margins and liquidity. We forecast our future needs based upon the anticipated needs of our customers. Inaccuracies in making these forecasts or estimates could result in a shortage or an excess of materials, which could affect production schedules, margins and profitability.

     Some of the products we manufacture require particular types of plastic. Supply shortages for a particular type of plastic can delay production or cause cost increases in the services we provide.

 WE MAY NEED ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE, OR WHICH MAY DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.

     We have limited funds. In order to fully implement the growth in our business which is anticipated by our fiscal 2000 business plan we will need the proceeds of the offering and additional debt financing.

 WE MAY NOT BE ABLE TO SELL ALL OF THE COMMON STOCK IN THIS OFFERING AND MAY NEED TO BORROW ADDITIONAL FUNDS IN ORDER TO MEET OUR OBJECTIVES FOR FISCAL YEAR 2000 OR DELAY IMPLEMENTATION OF OUR BUSINESS PLANS.

     This offering is not underwritten, there is no minimum number of shares which must be sold before proceeds of the offering are made available to us, and there is no assurance that we will be able to sell all or a substantial portion of the shares being offered. To the extent we are unable to sell 500,000 shares, we will be required to borrow additional funds from commercial lenders or seek financing from the MGS Group in order to realize our fiscal 2000 business expansion plans within the time frame anticipated by our strategic plan. Accordingly, if we are not able to secure alternative financing, our plan to expand our business operations in fiscal years 2000 and 2001 will be delayed for an undetermined period of time. See "Use of Proceeds."

 WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING CONTEMPLATED BY OUR BUSINESS PLANS FOR 2000 AND 2001.

     Even if we are successful in selling all 500,000 shares in the offering, we will need to increase our line of credit or secure term debt in order to fund our 2000 business plan. In addition, we expect that we will need to raise additional capital through the sale of additional securities later in fiscal year 2000 and obtain additional borrowings in order to provide funding for our planned expansion in fiscal year 2001. If these funds are not available, implementation of our plans would be delayed or deferred indefinitely.

     No commitments to provide additional funds have been made by management or other stockholders. We are negotiating additional financing to meet our short-term needs, but we have not investigated the availability, source or terms that might govern additional financing from a bank or other commercial lender to meet our needs with respect to fiscal year 2001. There is no assurance that funds will be available from any source or, if available, that funds can be obtained on terms acceptable to us. Even if commercial financing is available to meet our additional short- or long-term working capital needs, lenders almost always impose restrictions of a type which may limit our operational flexibility in the future. In addition, indebtedness may increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Typically, lenders would seek to limit our ability, among other things, to:

     <circle> incur additional indebtedness;
     <circle> enter into transactions with affiliates;

     <circle> pay dividends and make distributions;
     <circle> enter into sale and leaseback transactions;
     <circle> issue stock of subsidiaries;
     <circle> make capital expenditures;
     <circle> make investments;
     <circle> repurchase stock;
     <circle> create liens;

     <circle> merge or consolidate our company; and/or
     <circle> transfer and sell assets.

 SUCCESSFUL IMPLEMENTATION OF OUR BUSINESS STRATEGIES DEPENDS ON OUR ABILITY TO SUCCESSFULLY ACQUIRE ADDITIONAL COMPANIES

 WE MAY NOT BE ABLE TO IDENTIFY, FINANCE, AND CLOSE ANY FUTURE
 ACQUISITIONS.

     The acquisition of additional mold makers and injection molding capacity are essential parts of our business strategies. Competition for attractive companies in our industry is substantial. In executing this part of our strategy, we may experience difficulty in identifying suitable acquisition candidates or in completing selected transactions. In addition, current or future credit facilities may restrict our ability to acquire the assets or business of other companies. If we are able to identify acquisition candidates, such acquisitions may be financed with cash or substantial borrowings. The use of cash or borrowings for acquisitions may restrict the cash or borrowings needed to fund other parts of our growth such as additional manufacturing equipment, marketing or training. In addition, we may choose to finance transactions with potentially dilutive issuances of equity securities.

 WE MAY EXPERIENCE DIFFICULTY IN INTEGRATING ACQUIRED BUSINESSES WHICH MAY INTERRUPT OUR BUSINESS OPERATIONS.

     The acquisition of additional mold makers and injection molding capacity are essential parts of our business strategies. Acquisitions involve numerous risks, which may adversely affect our ability to operate our business successfully and produce consistent financial results. In addition, during the integration of an acquired company, our financial performance may suffer from disruption of operations and the financial impact of expenses necessary to close the transaction and realize benefits from the acquisition. Some of the risks involved in acquisitions include:

     <circle> difficulty in integrating operations, technologies, systems, and products and services of acquired companies;
     <circle> diversion of management's attention and increased demands on our administrative, technical, and financial personnel resources and systems;
     <circle> increased expenses and working capital requirements;
     <circle> entering markets in which we have no or limited prior experience and where competitors in such markets have stronger market positions;
     <circle> potential loss of key employees and customers of acquired companies; and
     <circle> financial risks, such as
     <circle> potential liabilities of the acquired businesses;
     <circle> the dilutive effect of the issuance of additional equity securities;
     <circle> the incurrence of additional debt;
     <circle> the financial impact of amortizing or writing off goodwill and other intangible assets involved in any transactions that are accounted for using the purchase method of accounting; and
     <circle> possible adverse tax and accounting effects.

 The difficulties of integrating acquired businesses may be further complicated by the geographic distances between facilities.

 WE HAVE HAD OPERATING LOSSES SINCE THE INCEPTION OF OUR BUSINESS

     If we are not profitable, the price which other investors may be willing to pay for our common stock would be adversely affected. As of September 30, 1999, we had an accumulated deficit of $1,509,702. We have had net losses in the two plus years in which we have been in operation. We expect to incur substantial costs in connection with the planned expansion of our business in fiscal 2000 and 2001. If our expansion plans proceed as planned, we do not expect to be profitable in 2000 and only marginally profitable in 2001. We cannot guarantee that we will be profitable in periods after 2001. For a discussion of our results of operations, please turn to "Management's Discussion and Analysis of Financial Condition and Results of Operations."
 OUR FAILURE, OR THE FAILURE OF OUR SUPPLIERS OR CUSTOMERS, TO ADDRESS INFORMATION TECHNOLOGY ISSUES RELATED TO THE YEAR 2000 COULD ADVERSELY AFFECT OUR OPERATIONS AND PROSPECTS

     As of the date of this prospectus it appears that neither we, nor our vendors or customers will encounter material year 2000 problems. However, at this time we cannot guarantee that our systems or, that the systems of the MGS Group or our suppliers and customers will continue to function without year 2000 related problems, or that there will not be significant problems among information technology systems generally. Given the potentially pervasive nature of the year 2000 problem, we cannot guarantee that disruption in other industries and market segments will not adversely affect our business. See "Management's Discussion and Analysis - Year 2000"

 INVESTMENT RISKS

 UNDER WISCONSIN LAW, STOCKHOLDERS MAY SHARE A LIABILITY FOR UNPAID WAGES (FOR UP TO SIX MONTHS OF AN EMPLOYEE'S SERVICE); EACH
 STOCKHOLDER'S LIABILITY IS LIMITED TO THE AMOUNT PAID FOR THE COMMON
 STOCK.

     Under Wisconsin law, stockholders of a Wisconsin corporation may be held personally liable in an amount equal to the consideration paid for their shares for amounts owed to employees for past services performed for the company. This potential liability cannot exceed wages for six months' service for any employee.

     YOUR OWNERSHIP INTERESTS MAY ALSO BE DILUTED IF ADDITIONAL COMMON STOCK IS SOLD.

     If we issue additional stock or other equity-related securities, those securities may have rights, preferences or privileges senior to those of the rights of the common stock and you may experience a dilution of your ownership interests and investment. The authorized shares of common stock remaining after completion of the offering could be issued by our board of directors for a variety of other corporate purposes, including anticipated future offerings to raise additional capital, future acquisitions of molding facilities or equipment, defenses to unfriendly corporate acquisitions, and stock option and other stock grant plans.

 WE MAY RETAIN A CONTINGENT LIABILITY IN CONNECTION WITH OUR OFFER TO REPURCHASE COMMON STOCK; AS A RESULT, WE MAY BE UNABLE TO SATISFY OUR FUTURE CAPITAL AND LIQUIDITY REQUIREMENTS.

     The common stock sold by us and some of the MGS Group companies during the period from August 6, 1999 through September 30, 1999, was not registered under federal and state securities laws. Federal securities laws do not expressly provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock which was not registered as required. If any or all of these stockholders reject the rescission offer, we may continue to be liable under federal securities laws for up to an aggregate amount of approximately $1.95 million plus statutory interest. We are offering to repurchase these shares. Persons who return these shares to us will receive the price they paid for the shares, plus interest from the date of their purchase. If this offer is accepted by all of the purchasers, we could be required to make payments to the holders of these shares of approximately $1.95 million plus statutory interest. We do not expect these stockholders to return their shares. We have a written agreement with Mr. Sellers and the MGS Group that they will assume our obligation to purchase shares which are returned by stockholders who accept our repurchase offer. Accordingly, we do not expect to be required to use a portion of the proceeds from this offering to make any such payments. See "Rescission Offer."

 YOU MAY NOT BE ABLE TO RESELL YOUR COMMON STOCK, OR MAY HAVE TO SELL IT AT A DISCOUNT, BECAUSE IT IS NOT EXPECTED THAT AN ACTIVE TRADING MARKET WILL BE DEVELOPED OR MAINTAINED.

     No public market currently exists for our common stock. It is not expected that a market for the common stock will develop or be maintained following this offering. As a result, you may not be able to sell your shares of common stock or may have to sell them at a discount.

 THE PRICE OF OUR COMMON STOCK COULD FLUCTUATE SUBSTANTIALLY.

     The value of our common stock will be affected by the limited ability of investors to buy or sell our common stock, other business developments, and sales by other persons. In the absence of an active market, you can expect only limited and sporadic transactions in our stock. Any such transactions will not be publicly reported. In addition to the effects that this lack of liquidity may have, we believe that the market value of our common stock will also be affected by a number of factors, both within and outside our control. Some of these additional factors that could affect the market value of our common stock include:

     <circle> announcements of developments related to our business or our competitors' or customers' businesses;
     <circle> loss or cancellation of material purchase orders with our customers;
     <circle> fluctuations in our financial results;
     <circle> general conditions or developments in the plastics business;
     <circle> potential sales of our common stock by us or our
              stockholders; and
     <circle> announcements by third parties of significant claims or proceedings against us.

     The future sale of a substantial number of shares of common stock, or the perception that future sales could occur, could adversely affect the future market price of or interest in our common stock. Approximately 4,250,000 shares of our common stock will be outstanding after completion of the offering and 5,000,000 additional shares of common stock will be subject to currently exercisable options. All of the common stock to be sold in this offering will be freely tradeable without restriction or further registration under the federal securities laws unless purchased by persons who control the company. The transfer of a total of 2,471,610 shares of outstanding common stock upon completion of the offering, will be subject to transfer restrictions under the Securities Act of 1933, representing approximately 58.2% of the outstanding common stock. These securities will be subject to restrictions on the timing, manner and volume of sales.

     We expect that we will need to raise additional capital through the sale of additional securities later in fiscal year 2000 in order to provide funding for our planned expansion in fiscal year 2001. We cannot predict if future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

 MR. SELLERS WILL CONTROL OUR COMPANY AND THIS CONTROL COULD INHIBIT POTENTIAL CHANGES IN CONTROL OR CONFLICT WITH THOSE OF THE OTHER
 HOLDERS OF OUR COMMON STOCK.

     Following the sale of 500,000 shares in this offering, Mr. Sellers, individually and through his direct or indirect ownership of the MGS Group, will beneficially own or control approximately 53% of the voting power of our outstanding common stock. Mr. Sellers, or companies in the MGS Group, also have options to purchase an additional 5,000,000 shares at a price of $10.00 per share. As a result, Mr. Sellers will have the practical ability to control the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors, any merger, consolidation, or sale of all or substantially all of our assets, and the ability to control our management and affairs. This concentrated control could discourage others from initiating any potential merger, takeover, or other change in control transaction that other stockholders may consider beneficial. As a result, the market price of our common stock and its liquidity could be further adversely affected. In addition, the interests of the MGS Group and Mr. Sellers could conflict with the interests of the other holders of the common stock.

 SOME OF THE PROVISIONS OF OUR CURRENT ARTICLES OF INCORPORATION AND BY-LAWS (AND SOME PROPOSED CHANGES TO THESE DOCUMENTS) COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

     Our articles of incorporation and by-laws may have the effect of making it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the company. For example, we intend to amend our articles of incorporation and by-laws to provide that only one-third of our board of directors is to be elected at each annual meeting of stockholders and to require that two-thirds of the shares be voted for a merger or sale of the company's assets. In addition, stockholders must give advance notice of any intention to nominate a candidate for election as a director or to bring matters before a meeting of stockholders. See "Description of Common Stock."

     YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

     The price at which we are offering to sell you our common stock is substantially higher than the net tangible book value of each outstanding share. If you purchase common stock in this offering, you will experience immediate and substantial dilution. The dilution will be $9.49 per share in net tangible book value of our common stock from the initial public offering price. If outstanding options to purchase shares of common stock are exercised, there would be further dilution. See "Dilution," "Management," and "Related Party Transactions and Conflicts of Interest" for information regarding outstanding stock options and additional stock options which may be granted.

 THERE IS NO LIKELIHOOD THAT WE WILL PAY CASH DIVIDENDS ON THE COMMON STOCK FOR THE FORESEEABLE FUTURE.

     We have never paid a cash dividend on our common stock. It is unlikely that we will pay any cash dividends for the foreseeable future.

 OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF THE PROCEEDS FROM THIS OFFERING

     The net proceeds of our sale of 500,000 shares of common stock in this offering will be approximately $5.85 million, after deducting estimated offering expenses of $150,000. Our management will retain broad discretion as to the use of those proceeds and the funds we intend to borrow. We intend to use a substantial portion of the net proceeds from this offering for working capital needs related to the expansion of our business, and to acquiring additional equipment. The timing of the application of these funds is not fixed and will depend, in part, in our ability to obtain additional financing. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition. For more information, see "Use of Proceeds."

 WE HAVE A SHORT OPERATING HISTORY, WE HAVE NEVER OPERATED AS A PUBLIC COMPANY, AND THE OBLIGATIONS INCIDENT TO BEING A PUBLIC COMPANY WILL REQUIRE ADDITIONAL EXPENDITURES

     Prior to this offering, we have never been a public company. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant additional expenditures, place additional demands on our management, and may require the hiring of additional personnel.

     We were incorporated in 1996 and did not begin plastic manufacturing operations until November, 1997. We have made significant investments in equipment and facilities, personnel additions, and organizational changes, and have experienced significant growth. Accordingly, we have only a limited operating history for potential investors to consider.

     We will also be required to implement financial reporting systems and other controls which we have not previously used. We may need to implement additional systems in order to adequately function as a public company. Such expenditures could adversely affect our financial condition and results of operations.

 IF WE ARE NOT ABLE TO EFFECTIVELY MANAGE OUR GROWTH, OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND PROSPECTS COULD DECLINE

     Our rapid growth since 1997 has placed significant demands on our management and other resources. If we continue to experience rapid growth, we will require significant additional investment in personnel, systems, and related capital expenditures. We may not be able to recruit adequate personnel, or properly train, integrate, or manage our growing employee base, implement new systems (including those for transaction processing and operational and financial management), or invest in capital expenditures in a timely and effective manner. If we fail to effectively manage and continue this growth, our results of operations, financial condition, and prospects could decline.

                   SPECIAL NOTE WITH RESPECT TO
                    FORWARD-LOOKING INFORMATION

     We have made some statements in this prospectus, including some under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations,"

 "Business" and elsewhere, which constitute forward-looking statements.
  These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any results, levels of activity, performance, or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                          USE OF PROCEEDS

     We estimate the net proceeds to us from the sale of the 500,000 shares of common stock offered in this prospectus for cash to be approximately $5,850,000, after deducting estimated offering expenses of approximately $150,000. We plan to use the net proceeds from this offering for the following purposes:

 <circle> Approximately $1,500,000 will be used to meet working capital needs. The growth of our business has resulted in an increase of approximately $800,000 in receivables and $1,200,000 in inventory in the three months of operations ended December 31, 1999 and we anticipate further increases.

 <circle> Approximately $4,350,000 will be applied as deposits on equipment and machinery leases and leasehold improvements. Equipment leasing allows us to leverage our available funds and serves as part of our plan of financing. For the balance of fiscal year 2000, we expect that our cash needs for lease deposits will be in the range of $200,000 to $300,000 per month. We intend to apply the proceeds of the offering to help us meet this need.

 <circle> We intend to first apply available funds to provide the equipment, machinery and leasehold improvements required to meet our obligations under our agreement with Illinois Tool Works to produce parts for its Paslode Cordless Tool Group (See "Business"). Approximately $1,500,000 of offering proceeds will be applied for this purpose.

 <circle> We plan to apply a total of $1,000,000 over the balance of the 2000 fiscal year to meet actual and expected demand for additional production machinery and equipment for our Germantown, Wisconsin facility.

 <circle> We expect to use approximately $1,850,000 to acquire tooling and injection molding equipment in the fourth quarter of fiscal 2000 for our proposed new facility in Fort Worth, Texas.

     The offering proceeds are intended to be applied in the order described in the preceding paragraphs. The need for funds for lease deposits will arise over time as our business expands in fiscal 2000 and we prepare to begin our operations in Texas in the fourth quarter of fiscal year 2000. The proposed use of offering proceeds also assumes that we are successful in obtaining term financing of $2 to $5 million during the second quarter of fiscal year 2000. To the extent we do not secure additional term financing, offering proceeds would be applied to finance working capital needs and the expansion of our business would be delayed. Similarly, if we obtain the additional term financing, but we do not obtain the expected proceeds from the offering, the acquisition of new equipment will be delayed. We also anticipate that we will require an additional $5 million in term financing during the fourth quarter to help meet working capital needs which will be associated with the Texas operations planned to commence in the fourth quarter of fiscal 2000. These operations will be delayed if this additional financing cannot be obtained.

     We have offered to repurchase up to 722,490 shares of common stock at an average price of $2.70 per share. These shares were offered and sold without registration under federal or state securities laws. We do not expect that any proceeds of the offering will be applied to repurchase these shares. We do not anticipate that stockholders will accept this offer. Mr. Sellers and the MGS Group have entered into a written agreement with us to assume our obligations under our repurchase offer. See "Rescission Offer."

                          DIVIDEND POLICY

     We anticipate that we will retain all of our earnings in the foreseeable future to finance the continued growth and expansion of our businesses. We have no current intention to pay cash dividends. Our future dividend policy will depend on our earnings, capital requirements, requirements of the financing agreements to which we may be a party, financial condition, and other factors considered relevant by our board of directors.

                             DILUTION

     Net tangible book value per share is determined by dividing the number of outstanding shares of common stock into our stockholders equity. Our net tangible book value as of September 30, 1999 was $2,840,510 or $0.94 per share based on an aggregate of 3,027,510 shares of common stock outstanding. Net tangible book value at September 30, 1999 reflects the reclassification of the 722,490 shares which are subject to our repurchase offer. This reclassification assumes that the shares subject to our repurchase offer will be repurchased by us.

     After giving effect to the sale of the 500,000 shares of common stock offered in this prospectus, before deducting estimated offering expenses, and based on an offering price of $12.00 per share, our net tangible book value as of September 30, 1999 would have been $8,840,510, or $2.51 per share. This represents an immediate dilution of $9.49 per share to new investors purchasing shares of common stock at the initial offering price. Additionally, if all options which are outstanding as of, and exercisable within 60 days of, the date of this prospectus were exercised as of September 30, 1999, our net tangible book value, on a pro forma as adjusted basis, would have been $58,840,510 or $6.90 per share. This represents an immediate dilution of $5.10 per share to new investors purchasing shares of common stock at the initial offering price. The following table illustrates this per share dilution on a pro forma and pro forma as adjusted basis:

                                                                    Pro forma
                                                      PRO FORMA    AS ADJUSTED
     Offering price per share.                         $12.00        $12.00
     Net tangible book value per share as of
      September 30, 1999.                              $  .94        $ 6.58{ (1)}

     Increase in net tangible book value per
       share attributable to new investors             $  1.57       $ 0.32
     Pro forma net tangible book value per
       share after this offering.                      $  2.51       $ 6.90
     Dilution per share to new investors               $  9.49       $ 5.10

          {(1)}  After exercise of all options outstanding.

                                  22

     We do not expect shareholders to accept our repurchase offer and, in any event, Mr. Sellers and some of the MGS Group companies have agreed to assume any obligations we have in connection with the repurchase offer. See "Rescission Offer." Upon completion of the repurchase offer, the shares subject to the offer will be reclassified as equity on our balance sheet. Had such post-repurchase offer reclassification occurred on September 30, 1999, our net tangible book value, on such a pro forma basis, would have been $4,791,870 or $1.28 per share. The following table gives effect to the post-repurchase reclassification of 722,490 shares, the sale of 500,000 shares of common stock offered in this prospectus, before deducting estimated offering expenses, based on an offering price of $12.00 per share, and, on a pro forma as adjusted basis, the exercise of all options which are outstanding as of, and exercisable within 60 days of, the date of this prospectus.

                                                                  Pro forma
                                                     PRO FORMA    AS ADJUSTED
     Offering price per share                          $12.00       $12.00

     Net tangible book value per share
       as of September 30, 1999                        $ 1.28       $ 6.26 {(1)}
     Increase in net tangible book value per
       share attributable to new investors             $ 1.26       $ 0.31
     Pro forma net tangible book value per
       share after this offering                       $ 2.54       $ 6.57
     Dilution per share to new investors               $ 9.46       $ 5.43

          {(1)}  After exercise of all options
                 outstanding

     The following table summarizes, as of September 30, 1999, the number of shares of common stock purchased from us, the total consideration paid to us (including shares subject to our repurchase offer) or accrued under subscription agreements, and the average price per share paid by existing stockholders and, on a pro forma basis, by investors purchasing shares of common stock in this offering at $12.00, before deducting the estimated offering expenses:

                                                     Total Cash
                                SHARES              CONSIDERATION         AVERAGE
                         NUMBER       PERCENT      AMOUNT     PERCENT   PRICE PER SHARE
 Existing stockholders 3,750,000        88.2%     7,085,800     54.1%      $ 1.89

 New investors           500,000        11.8%     6,000,000     45.9%      $12.00

 Total                 4,250,000         100%    13,085,800     100%       $ 3.08

     The following table summarizes, as of September 30, 1999 on the adjusted pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us (including shares subject to our repurchase offer) or accrued under subscription agreements, and the average price per share paid by existing stockholders, by investors, on a pro forma basis, purchasing shares of common stock in this offering at $12.00, before deducting the estimated offering expenses, and by the exercise of options exercisable within 60 days:

                                        SHARES                 CONSIDERATION            AVERAGE
                                 NUMBER       PERCENT      AMOUNT        PERCENT     PRICE PER SHARE
 Existing stockholders         3,750,000       40.5%     7,085,800         11.2%         $ 1.89

 New investors                   500,000        5.4%     6,000,000          9.5%         $12.00

 Options exercised             5,000,000       54.1%    50,000,000         79.3%         $10.00

 Total                         9,250,000        100%    63,085,800          100%         $ 6.82


               SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     In the following table, we provide you with our selected historical consolidated financial data. The following selected consolidated statement of operations data for the years ended September 30, 1997,
1998, and 1999 and the consolidated balance sheet data as of September
 30, 1997, 1998, and 1999 are derived from our financial statements that have been audited by Wolf & Company - Milwaukee, S.C., independent public accountants and are included elsewhere in this prospectus.

     The following financial data should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes to those financial statements which are included elsewhere in this prospectus.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                                       (In thousands, except per share data)
                                            YEAR ENDED SEPTEMBER 30,
                                        1997        1998           1999
 CONSOLIDATED STATEMENTS
   OF OPERATIONS DATA:
 Revenues
   Trade                              $            $  203        $ 5,778
   Related parties                                    647          1,687
   Total revenues                                     850          7,465
 Cost of goods sold
   Trade                                              354          4,575
   Related parties                                  1,155          3,037
   Total cost of goods sold                         1,509          7,612
 Gross profit                                        (659)         (147)
 Operating expenses
   Trade                                    1          79            623
   Related parties                          2         203            172
   Management fees                                     43            373
   Total operating expenses                 3         325          1,168
 Income (loss) from operations             (3)       (984)        (1,315)
 Interest and other income (expense), net   6           -            (17)
 Income (loss) before income tax expense    3        (984)        (1,332)
 Income tax                                (1)        403            496
 Income (loss) before cumulative effect of
   accounting change                        2        (581)          (836)
 Cumulative effect of accounting
   change, net of tax                                   0            (95)
 Net income (loss)                    $     2      $ (581)       $  (931)

 Per basic share:
 Income (loss) before cumulative effect of
   accounting change                  $  0.00      $(0.24)        $(0.32)
 Cumulative effect of accounting change                            (0.04)
 Net income (loss)                    $  0.00      $(0.24)        $(0.36)

 Per diluted share:
 Income (loss) before cumulative effect of
   accounting change                  $  0.00      $(0.20)        $(0.27)
 Cumulative effect of accounting change                            (0.03)
 Net income (loss)                    $  0.00      $(0.20)        $(0.30)
 Shares in computing basic net income (loss)
   per share                            1,551       2,432          2,614
 Shares used in computing diluted
   net income (loss) per share          2,051       2,932          3,114

 CONSOLIDATED BALANCE
   SHEET DATA:
 Cash                                 $ 1,222      $   10        $   246
 Total current assets                   1,222         147          4,428
 Total current liabilities                  1         823          4,054
 Noncurrent liabilities                     0           0              0
 Stockholders' equity                      52       1,066          2,841

 NOTES TO SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

 (1) As of September 30, 1997, we were still a development stage company that had not commenced operations. The proceeds of our first stock offering were held in escrow until September 14, 1997. We then paid legal and accounting invoices related to organizing the company and the first offering. No other transactions took place during the fiscal year ended September 30, 1997.

 (2) The number of shares used in computing diluted loss per share reflects the stock option granted on October 1, 1999 as if they were outstanding for all periods presented, calculated using the treasury stock method.

 (3) All shares outstanding and earnings per share have been retroactively restated to reflect the 3-for-1 stock split on September 30, 1999.

                         RESCISSION OFFER

 SALE OF UNREGISTERED COMMON STOCK - THE "RESCISSION SHARES"

     During the period from August 6, 1999 through September 30, 1999, 722,490 shares of common stock were offered and sold by us and some MGS Group companies to individual investors. These shares were sold without registration or qualification under federal and state securities laws. All shares of common stock sold during the August 6, 1999 through September 30, 1999 period by us and the MGS Group companies (and any shares received as a stock dividend paid on those shares), will be referred to as the "RESCISSION SHARES" to differentiate them from the shares of common stock being offered by this prospectus for cash. Approximately 98.8% of all of the Rescission Shares were sold in Wisconsin. A limited number of Rescission Shares were also sold in Illinois, North Dakota, and California.

     The Rescission Shares consist of 85,500 shares sold by us directly to unrelated purchasers, and 636,990 shares sold by MGS Group companies to unrelated purchasers. During this period, we sold 825,000 shares of common stock to MGS Group companies for a consideration of $2,952,000. A total of 246,753 of these 825,000 shares are included in the 636,990 Rescission Shares sold by the MGS Group companies. We received total consideration of $285,000 with respect to the Rescission Shares, and the MGS Group companies received consideration of $1,666,360. All proceeds of sales by the MGS Group were retained by the selling MGS Group companies. We applied the net proceeds from the sale of Rescission Shares and from the sale of the 816,600 shares to the MGS Group companies to our general operations.

 RIGHTS OF HOLDERS OF RESCISSION SHARES

     Investors who purchased Rescission Shares may have the right under both federal and state securities laws to return their Rescission Shares to us (or the selling MGS Group company) and receive the amount paid for the shares, plus interest under applicable state law from the date of purchase through the date on which we refund the purchase price. Under federal law, purchasers of Rescission Shares generally have one year from the date of purchase to exercise this right. The time period to exercise this right varies from two years in California, to three in Wisconsin and Illinois, and five in North Dakota.

     State rescission rights are governed by the laws of the state in which the sale of common stock was made. The applicable law governing the rights of purchasers of the Rescission Shares are Section 12(a)(1) of the Securities Act, Section 551.59 of the Wisconsin Uniform Securities Law, Section 5/13 of the Illinois Securities Law of 1953,
 Section 10-04-17 of the North Dakota Securities Act of 1951, and
 Section 25507 of the California Corporation Code.

 OUR OFFER TO REPURCHASE THE RESCISSION SHARES

     We are offering to repurchase the Rescission Shares from all holders. This offer to repurchase the Rescission Shares will expire on _________, 2000. Holders of Rescission Shares may accept our offer to repurchase their shares prior to __________, 2000 by returning to us
 (1) certificates representing the Rescission Shares and (2) an Acceptance Form which has been delivered to each holder along with a copy of this prospectus. Each Acceptance Form specifies the number of Rescission Shares which we believe are registered in the holder's name. Each holder who accepts our offer to repurchase his or her Rescission Shares will be entitled to receive the amount paid for the Rescission Shares, plus interest determined under applicable state law from the date of purchase by the holder through the date of our repurchase. The Acceptance Form will specify for each holder the particular interest rate or other terms required under the applicable state law in order for the rescission offer to extinguish such holder's state law claims for sale of the Rescission Shares without registration under state law.

     If accepted by all holders of Rescission Shares, our rescission offer could require us to make aggregate payments to the holders of the Rescission Shares of up to $1,951,360 plus statutory interest. Mr. Sellers and the MGS Group companies have entered into a written agreement which provides that they will assume our obligations with respect to the Rescission Shares. Under the agreement, the following parties will assume this obligation with respect to the number of shares and for the amount indicated: Mr. Sellers, 85,500 shares ($285,000); Moldmakers Leasing, 427,440 shares ($1,214,360);
 Moldmakers, Inc., 41,550 shares ($134,500); Statistical Plastics, 145,500 shares ($242,500); and Prototype Mold & Design, 22,500 shares ($75,000). Any Rescission Shares which are acquired by Mr. Sellers or the MGS Companies pursuant to the agreement will be held by the purchaser. There are no agreements or understanding with respect to the subsequent resale or other distribution of any of such Rescission Shares.

     As the average purchase price paid by investors for the Rescission Shares was $2.70 per share (with the maximum price being $4.00 per share), we do not expect that any holder of Rescission Shares will exercise the rescission right.

 EFFECT OF RESCISSION OFFER

     Under the laws of the states of Wisconsin, Illinois, North Dakota, and California, an offer to purchase the Rescission Shares which complies with the terms of the applicable state statute governing such offers will terminate the purchaser's rights to return their Rescission Shares and receive a refund of the purchase price plus interest. This termination of the purchaser's rights to return the Rescission Shares will occur whether or not the holder accepts or rejects our offer to repurchase the shares. Therefore, each holder of Rescission Shares should carefully consider our offer. In effect, our offer permits the holder to make a new investment decision with respect to the Rescission Shares.

     The Securities Act does not expressly provide that a rescission offer will terminate a purchaser's right to seek damages in connection with the sale of stock which was not registered under the Securities Act as required. Accordingly, although we believe our liability under state laws for the purchase price of the Rescission Shares up to an aggregate amount of approximately $1.95 million plus statutory interest will terminate, we may continue to be contingently liable under the Securities Act to any holders of Rescission Shares who do not accept our offer. If we are sued, however, we intend to take the position in court that our offer to repurchase the Rescission Shares precludes a holder of Rescission Shares who did not accept the offer from making a claim against us under the Securities Act.

     Purchasers of Rescission Shares who do not accept our offer to repurchase their shares will, for purposes of applicable federal and state securities laws, be deemed to hold registered shares under the Securities Act which will be freely tradeable under federal securities law as of the effective date of this prospectus.

     As of the date of this prospectus, we are not aware of any claims against us, any MGS Group company, or any of our directors or officers in connection with the sale of the Rescission Shares.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our audited financial statements, the notes to those statements, and the other information included elsewhere in this prospectus. Some statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements which are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors." Also see "Special Note With Respect to Forward-Looking Information" and "Business."

 OVERVIEW

     Our revenues are primarily derived from the sale of plastic injection molded parts. The normal practice in the injection molding industry is to be a custom molder, which involves only the manufacturing of parts. However, we also generate revenues by assembly and value-added operations. Our marketing efforts are dedicated towards contract manufacturing of high precision and high quality parts, which includes these assembly and value-added operations. We began operations in November of 1997, and were considered a development stage company through March of 1999. We incurred losses from inception through June of 1999. These losses are primarily due to costs associated with a start-up enterprise, training costs, initial excess manufacturing capacity, higher than average selling and administrative expenses and related costs. We operated at a profit during the fourth quarter of fiscal 1999. We expect to incur a net loss from operations in fiscal year 2000 and 2001 as a result of planned growth for these years.

     Research and development expenses include expenses for research, design and development of the MGS Group's multi-shot process which permits us to mold different types of plastic resin, typically with different aesthetic and texture qualities, into a single plastic part. Because of our relationship to the MGS Group, we have access to the multi-shot technology and other related manufacturing processes. Research and development costs are not material and are included in the cost of goods sold section of our income statements.

 RESULTS OF OPERATIONS

     SALES. For fiscal 1998, we were classified as a development stage company. We did not realize monthly sales in excess of $100,000 until August, 1998. This explains the rapid increase in sales of 778% from fiscal 1998 to fiscal 1999. Designing and building tooling is a service provided to our customers in order to obtain the piece part production, and as a result, we do not realize significant profit margins on tooling sales. Related party sales consist of machine time and labor provided to our affiliates at competitive rates.

     COST OF GOODS SOLD. Certain minimum levels of available plant capacity are required in order to compete in the plastic injection molding industry. The type of customer we seek expects the molder to be able to perform at a world class level prior to issuing a production order. The costs associated with achieving this capacity and maintaining the highest level of quality are substantial. Accordingly, cost of goods sold increased from $1.5 million in fiscal 1998 to $7.6 million in fiscal 1999. From fiscal 1998 to fiscal 1999, material costs decreased from 35.7% to 26.4% as a percentage of sales, due to a change in our product mix to items with lower material requirements. From fiscal 1998 to fiscal 1999, labor as a percentage of sales decreased from 49.1% to 42.1%, although the total amount expensed increased from approximately $417,000 to $3,143,000. The increase in sales required additional labor shifts to be added, along with a substantial increase in machine capacity and correspondingly, operators and technicians.

     Through a substantial time commitment and cost, we obtained ISO 9002 certification during fiscal 1999. As a result of this certification, additional resources were dedicated to this effort, and are included in cost of goods sold.

     TRAINING EXPENSES. In order to achieve the high standard of quality parts that our customers require while simultaneously undergoing a 778% increase in revenue, significant resources were used to train all levels of employees. These expenses are not expected to continue at similar levels in connection with our Wisconsin operations, but we expect to incur significant training expenses as we expand into other locations.

     SELLING AND ADMINISTRATIVE EXPENSES. Selling and administrative expenses increased from $325,000 in fiscal 1998 to $1,169,000 in fiscal 1999. This reflects our commitment to maintaining the highest level of quality in our infrastructure, including management personnel, facilities costs, marketing materials, and computer systems. Additionally, the rapid increase in employees caused us to incur significant costs in human resource management. We do not anticipate a proportionate increase in selling and administrative expenses as compared to sales during fiscal 2000, now that this framework is in place.

     INTEREST EXPENSE.  Interest expense was immaterial in fiscal 1998
 and $22,000 in fiscal 1999.   Interest expense relates to the
 borrowings on our line of credit. We anticipate that interest will increase significantly in fiscal 2000 as our sales, and correspondingly our use of our credit facility, increase.

     INCOME TAX EXPENSE. For both fiscal 1998 and 1999, we recorded a tax benefit due to differences between book and tax accounting, principally for our operating losses, organization costs, progress receivables and depreciation.

     ACCOUNTING CHANGE. In fiscal 1999, we adopted Statement of Position 98-5 issued by the Accounting Standards Executive Committee. Accordingly, we have charged all start-up costs to operations as of October 1, 1998, including writing off all unamortized costs as of that date. These costs included legal and accounting fees related to our organization. Previously, in fiscal 1998, organization costs were capitalized and amortized over 5 years.

 LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through $5.7 million in sales of equity securities, including sales to related parties. In addition, we have a bank $3 million line of credit facility (effective January 18, 2000) which bears interest at a rate of the 30 day interbank Eurodollar market rate plus 225 basis points. We have leased in excess of $10 million of equipment from affiliated entities, and at September 30, had accounts payable of $1.6 million due affiliated entities.

     We have entered into a total of 34 separate equipment leases which are each for a term of one-month and renew automatically until 30 days' notice of termination is given. The leases generally provide for a security deposit equal to two months' payments.

     Net cash provided by operating activities totaled $3,000 for the year ended September 30, 1997, and used by operating activities totaled $251,000 for the year ended September 30, 1998 and $2.5 million for the year ended September 30, 1999. Cash used in operating activities for each year resulted primarily from net operating losses during those years and the necessity of funding inventory and accounts receivable growth in excess of our accounts payable growth.

     Net cash used in investing activities totaled $346,000 for the year ended September 30, 1997, $1.04 million for the year ended September 30, 1998 and $2.34 million for the year ended September 30, 1999. Cash used in investing activities for each year resulted primarily from the acquisition of leasehold improvements and manufacturing equipment accessories, and lease deposits on manufacturing equipment.
     Net cash provided by financing activities totaled $1.57 million for the year ended September 30, 1997, $80,000 for the year ended September 30, 1998 and $5.08 million for the year ended September 30, 1999. Cash provided by financing activities for each year resulted primarily from issuances of common stock and draws on our line of credit facility.

     The fees payable under our management agreements are accrued and payable in cash at termination of the agreements on December 31, 2006. The amount accrued as of September 30, 1999, $415,772, was applied, by consent of the parties, to offset amounts owed to us under various stock subscription agreements which had been entered into in December, 1996. The deferral of management fees reduces our current cash requirements.

     We believe that the net proceeds from the sale of 500,000 shares in this offering, together with current cash balances, cash flows from current operations, leasing financing through affiliates, our existing line of credit, and anticipated term debt financing of $2 to $5 million will be sufficient to fund our expected growth and related working capital and capital expenditure requirements for the 2000 fiscal year. Without the expected proceeds of this offering, we will require additional financing from commercial lenders or the MGS Group to implement our expansion plans at the pace that we currently anticipate. If our anticipated additional term debt financing proves to be unavailable, we will be required to apply the proceeds of the offering to meet working capital requirements and delay full implementation of our business expansion plans. In addition to requiring the proceeds of the offering and $2 to $5 million of new term debt in order to meet our 2000 business plan, we currently anticipate the need to raise approximately $7 million in additional capital through the issuance of additional equity securities and borrowings to implement our fiscal year 2001 business plan. See "Business -

 Acquisitions and Expansion." If we are unable to raise this additional capital, our fiscal 2001 expansion will also be delayed or deferred.

     We do not expect the repayment obligations which result from our offer to repurchase shares as described under "Rescission Offer" to be material and have entered into a written agreement by which all of our repurchase obligations will be assumed by other parties. See "The Rescission Offer."

     Our forecast of the period of time through which our financial resources will be adequate is a forward-looking statement that involves risks and uncertainties. Our actual funding requirements may differ materially from our forecast as a result of a number of factors including our plans to expand our operations geographically and the expansion of our value added and assembly operations. We cannot be certain that additional funds will be available on satisfactory terms when needed, if at all. If we are unable to raise additional necessary capital in the future, we may be required to curtail our expansion plans significantly.

     We believe that our exposure to risk related to changes in interest rates and equity prices is not material. At September 30, 1999, we did not hold any short or long-term investments.

 YEAR 2000

     We have not experienced any material disruption in our operations or in our business relationships with suppliers or customers due to year 2000 readiness. As year 2000 only recently commenced, we cannot yet independently verify the state of readiness of all of our vendors, service providers, and customers with respect to year 2000.

     We have identified alternative sources of supply to address any failure of supply associated with our suppliers. We have not attempted to evaluate the year 2000 compliance of our customers because we do not think it is practicable to do so.

     Excluding internal costs which are not tracked separately and are therefore not readily determinable, we expect the costs of these year 2000 remedial actions to be immaterial. Based on current estimates, we anticipate no future costs related to year 2000 issues.

     The potential effect if we or third parties with whom we do business are unable to timely resolve year 2000 issues is not determinable, but we believe that our most reasonably likely year 2000 worst case scenario would involve:

     <circle> short-term down time for some of our equipment as a result of process control device malfunctions at our production facilities;
     <circle> temporary disruption of deliveries of supplies and products due to truck shortages;
     <circle> a lack of supplies from vendors we have identified as not being sufficiently prepared for the year 2000;

     <circle> temporary loss of customer orders; and
     <circle> possible errors and delays, as well as increased labor costs, associated with manually taking orders, scheduling, production reporting and processing billing and shipping information if our customers experience system failures.

     Based on information currently available, we do not believe that the year 2000 issue will have a material effect on our operations or those of our material third-party vendors or customers. However, if we or any of our significant vendors or customers do experience a year 2000 readiness problem, this could have a material adverse effect on our profitability and liquidity. In some cases, these vendors or customers could not be easily replaced, and we may suffer a disruption in our business. These contingencies could have a material adverse effect on our results of operations and financial condition.

                             BUSINESS

 OVERVIEW

     We were incorporated in Wisconsin in October, 1996 for the purpose of producing high volume, precision plastic parts in conjunction with the engineering, design, manufacturing, and testing services provided by the MGS Group. Through TecStar, our wholly owned subsidiary, we now manufacture high volume, precision injection molded plastic parts for original equipment manufacturers in the medical, automotive, appliance, telecommunications, cosmetic, and computer markets. Our customers are other manufacturers which produce end-use products or manufacture components for sale to other manufacturers.

 THE INDUSTRY

     The plastics manufacturing business is a multi-billion dollar industry. According to an annual survey published in the April 19, 1999 issue of PLASTIC NEWS, the 100 largest injection molders had combined sales in excess of $16.7 billion in 1998. In 1998, the same survey indicated that the 100 top molders had combined sales in excess of $16.1 billion in 1997. We operate in a majority of the 25 market segments in which the top 100 molders conducted operations in 1998.

     There are an estimated 3,800 independent plastic molding companies in the United States, most of which are privately held and have sales volumes of under $10 million per year. However, within the high technology, specialized plastics manufacturing segment of the market, we compete with many companies which have more operating experience, greater management depth, more capital or financing, and greater sales and income levels. We believe our principal competitors and their approximate 1998 sales volumes are:

                                    Approximate 1998
     COMPETITOR                     SALES VOLUME{(1)}
     Nypro, Inc.                      $389 million
     Clinton, MA

     Phillips Plastics Corp.          $188 million
     Hudson, WI

     InteSys Technologies, Inc.       $150 million
     Gilbert, AZ
     Hoffer Plastics Corp.            $76 million
     South Elgin, IL

     Advance Dial Co.                 $50 million
     Elmhurst, IL

     Evco Plastics                    $50 million
     DeForest, WI

 {(1)}  As reported in PLASTICS NEWS, April 19, 1999.

     Arrangements with most independent molding companies are in the form of purchase orders that may be canceled by the customer.
 Competition in the industry is based on piece price, quality, and service.

 OUR BUSINESS

     We manufacture products using the plastic injection molding process. The process begins when plastic resin, in the form of small pellets, is fed into an injection molding machine. The injection molding machine then melts the plastic resin and injects it into a multi-cavity steel mold, forcing the plastic resin to take the final shape of the product. At the end of each molding cycle (generally six to 60 seconds), the plastic parts are ejected from the mold into high speed automated equipment for secondary packaging or assembly operations.

     Plastics manufacturing involves high volume production of parts and components. Production runs vary with the type of product, but typically vary from 100,000 to several million pieces. We began our operations in November of 1997. During the fourth quarter of our 1999 fiscal year, we became vertically integrated within the plastic injection molding industry to include value-added and assembly operations. Value-added operations include, but are not limited to, pad printing, heat staking, and sonic welding. We offer a total manufacturing solution to our customers, from design services to tooling manufacture to production and final assembly of plastic parts. We expect this total solution to differentiate us from custom molders and to increase our revenues and customer base.

     During 1999, we received ISO 9002 certification. The ISO 9000 series is a generic term for standards sponsored by the International Standards Organization, a worldwide federation of national standards bodies from 130 countries. ISO 9002 certification can take the place of a customer's audit of our manufacturing procedures or other quality inquiries. As some customers will only order from ISO certified manufacturers and others express a preference for such certifications, ISO 9002 should assist our marketing efforts as it recognizes our compliance with specified quality production management standards.

     The largest portion of our business is represented by our operations in conjunction with the MGS Group in an industry niche as a "turn-key" manufacturer. Along with the MGS Group, we can offer customers full service plastic injection molding of high volume plastic parts along with design and engineering services, and testing, sampling, and polishing operations. During the last fiscal year approximately 85% of our net sales was derived from business which involved moldmaking services of the MGS Group. See "MGS Group" and "Related Party Transactions and Conflicts of Interest."

     Precision molds are essential to high volume, precision plastic part production. Contracts to produce the molds for a particular production run can range between $50,000 and $300,000. The MGS group designs, tests and builds molds used by us and by other independent plastics manufacturers. MGS Group companies also perform sampling and polishing operations for us and other manufacturers. Historically, the MGS Group designed and build injection molds to customer specifications for use by unrelated injection molding companies which then produced the plastic parts. Our market strategy has been to capitalize on the established reputation, customer base, and resources of the MGS Group to capture part of the plastic manufacturing business for which the MGS Group has historically provided the molds and performed other technical services. We currently employ two full-time salesmen who solicit production orders. However, our sales team often works in conjunction with MGS Group companies to bid for contracts.

     We have worked with the MGS Group to develop some proprietary techniques to which we have access to because of our relationship. One of these is the portable "multi-shot" process capability. Multi-shot injection molding is an injection process in which different types of plastic resin, typically with different aesthetic and texture qualities, are used to create a single plastic part. Demand for multi-shot injection molding has increased dramatically throughout the industry with applications in everything from toothbrushes to cellular telephones. We are a leader in this emerging market. This type of technology enhances our productivity and competitiveness.

     To offer the total manufacturing solution to our customers, we provide for the manufacture of plastic injection molds in compressed lead times in an effort to reduce the time to market of the finished product. Currently customer orders placed for injection molds are subcontracted to manufacturers who specialize in the manufacture and engineering of plastics injection molds. The majority of these molds are subcontracted to affiliated companies within the MGS Group. See "MGS Group" and "Related Party Transactions and Conflicts of Interest."
  As part of our strategic plan, we intend to acquire or develop plastic injection mold manufacturing capabilities at our production facility in Wisconsin. We expect to begin operations, including mold manufacturing, at a new Texas location during the fourth quarter of fiscal 2000, assuming adequate cash flow from operations, the sale of stock and additional term financing. We also manufacture plastic parts for unrelated customers on a purchase order basis. These orders use tooling provided by the customer and our only responsibility is the manufacture of parts. This portion of our business represented approximately 15% of our net sales in fiscal 1999.

     In late fiscal 1999, we began to perform assembly operations for customers for whom we have manufactured individual molded parts. For example, we are assembling the holster for a cellular telephone, a procedure involving assembling four parts and packaging the completed assembly in poly bags for bulk shipment. These assembly operations are largely hand work and contracted for at a per piece price. We intend to expand this portion of our business and expect it to account for approximately 25% of our net sales in 2000.

     Our finished products are shipped to customers by common carrier in most instances.

 CUSTOMERS

     Our customer list currently includes approximately 10 Fortune 500 companies and approximately 25 other companies.

     In 1999, we received approximately 56% of our manufacturing revenue from our arrangement with Motorola, Inc. to produce plastic parts for six of its divisions which produce consumer communications products.

     We have entered into a five-year agreement with the Paslode Cordless Tool Group of Illinois Tool Works, Inc., to provide injection molded parts. Paslode designs and manufactures fasteners and power tools for the residential construction industry. Under this agreement, we will install approximately $5.0 million of equipment and improvements into the Paslode facility at Green Oaks, Illinois, to produce the parts. We will have the use of approximately 29,000 square feet of space. Sales under this agreement are estimated to be approximately $2.7 million for fiscal year 2000. We expect to be producing parts at this facility by March, 2000. The agreement may be terminated upon 180 days notice by either Paslode or us. If terminated by Paslode, other than for cause, during the initial five year term, Paslode is required to reimburse us for our capital costs associated with the equipment and other related costs.

     In 1999, sales to MGS Group companies represented approximately 22.6% of our revenue. These sales consisted mainly of machine time and related labor.

     We derive approximately 40% of our revenues from sales outside of the United States. Information concerning revenues derived from different geographic areas is set forth under "Business" in the notes to our consolidated financial statements. A significant portion of our products which represent foreign sales are used in the assembly of end-use products which are then sold in the United States.

 BACKLOG

     At September 30, 1999, we had a backlog of orders, in the amount of approximately $7,000,000, compared to a backlog of approximately
 $350,000 on September 30, 1998. This increase is attributable to the growth of our business in 1999, as 1998 was our first year of production. Sales revenue increased approximately 778% in 1999 over the 1998 fiscal year.

     Our open order backlog at September 30, 1999 required deliveries at varying dates in fiscal 2000. Because of the length of time between entering an order, shipping the product and recording the sale can vary significantly from order to order, we believe that backlog levels should not be relied upon as an indicator of future sales volume.

     Our purchase orders often call for the delivery of finished products over an extended period of time. These delivery periods commonly range from one to 12 months. As is customary in our industry, we carry adequate amounts of raw materials inventory to facilitate the manufacture of products for which we have purchase orders in hand. In addition, in order to make the best use of manufacturing efficiencies, we may produce an entire order in one production run and hold finished goods in inventory until the purchase order requires delivery.

 ACQUISITIONS AND EXPANSION

     Our strategic plan is based, in part, on growth through acquisition. From time to time we intend to explore the acquisition of tooling and injection molding businesses, and may be engaged in discussion with one or more of such businesses.

     We intend to begin operation of a tooling and molding facility in Fort Worth, Texas in the fourth quarter of fiscal 2000. See "Use of Proceeds," "Machinery and Equipment" and "Production and Administrative Facilities."

 TRADEMARKS AND PATENTS

     Our business is not dependent upon trademark or patent rights.

 MACHINERY AND EQUIPMENT

     Our overall manufacturing philosophy is to be a low-cost producer by using high speed molding machines, modern multi-cavity hot runner, cold runner and insulated runner molds and extensive material handling automation. We have made, and intend to continue to make, significant capital investments in plant and equipment because of our objectives to grow, to improve productivity, to maintain competitive advantages, and meet the asset-intensive nature of the injection molding business.

     At September 30, 1999, we had leased 34 injection molding machines. We lease equipment from Moldmakers Leasing and from PCI Consulting and Leasing, each of which is a member of the MGS Group. The leases are for one month in duration and are automatically renewable unless cancelled by either party upon 30 days' notice.

     Assuming adequate financing, our business plan calls for us to place approximately 30 additional molding machines and accessory equipment in operation during the 2000 fiscal year under leases whose terms are identical to those now in effect. We intend to equip many of these molding machines with multi-shot capabilities. In addition, we will lease the necessary equipment for performing assembly operations, material handling, storage and other facets of the operations as well as office and related furniture at our various facilities. The assembly operations equipment will consist of industry specific welders, pad printers and work benches.

 PRODUCTION AND ADMINISTRATIVE FACILITIES

     GERMANTOWN, WISCONSIN

     We lease approximately 66,000 square feet in an 88,000 square foot building owned by Moldmakers Leasing, a member of the MGS Group. This leased space houses our production facilities. The leased space is being finished to also house our assembly, engineering, and design functions and provide general office space. Other members of the MGS Group occupy the remaining 22,000 square feet. The facility is located immediately across the street from the MGS Technical Center, which houses the offices of the MGS Group's companies and some of the design, engineering and operating staff of those companies. During 1999, we paid $305,500 under this lease and expect to pay $337,500 during fiscal 2000. See "Related Party Transactions and Conflicts of Interest."

     FORT WORTH, TEXAS

     We have entered into a lease with an unrelated third party for a 142,000 square foot building in Fort Worth. The building will not be ready for occupancy on March 1, 2000 as provided by the lease. We are engaged in discussions with the landlord related to the specifications of the leased premises and alternatives to our occupancy of the premises, including the construction of a new building by the lessor. We expect to begin operations in the facility or a different facility in the fourth quarter of fiscal 2000.

 RAW MATERIALS

     The principal raw materials we use in the manufacture of plastic parts are pelletized plastic resins. These resins are purchased at open market prices from several manufacturers. The resins used in our manufacturing process are petroleum or natural gas derivatives and their availability and price could be affected by the supply or prices of petroleum. However, we have not experienced shortages in our operating history and do not foresee any material increases in pricing. We believe that should the cost of resins increase substantially, it may have a short-term adverse impact on our operating results, but that we will be able to recover most price increases from our customers in the form of higher prices for our products.

 ENVIRONMENTAL REGULATIONS

     We are subject to various federal, state and local laws and regulations including, without limitation, laws and regulations concerning the containment and disposal of hazardous waste and other waste materials which directly or indirectly affect our operations. Environmental laws and regulations typically impose "strict liability" for some environmental damages. Accordingly, in some situations, we could be liable for clean up costs even if the situation resulted from previous conduct that was lawful at the time or from improper conduct of, or conditions caused by, previous property owners, lessees or other persons not associated with us or events outside of our control. Such clean up or costs associated with changes in environmental laws and regulations could be substantial and could have a materially adverse effect on our consolidated financial position, results of operations or cash flows.

     Our plastic products business routinely uses chemicals and solvents, some of which are classified as hazardous substances. Use of these materials is generally limited to the spray application of solvents to clean molds. No special handling of used material is currently required. Plastic resin and scraps may be recycled or sent to landfills. We believe we are currently in material compliance with existing environmental protection laws and regulations. We are not involved in any significant remediation activities or administrative or judicial proceedings arising under federal, state or local environmental protection laws and regulations.

 OUR LONG-TERM BUSINESS STRATEGY

     Our long-term business strategy is to attain $250 million in annual revenue by fiscal year 2004. The knowledge gained of customers' molding needs during the past 23 months of operations, and the 17 years of experience of the MGS Group in the plastics injection molding industry, has provided us with a basis to formulate a plan intended to achieve this objective.

     A key element of our plan is the expansion of our operations throughout the United States. Initial planning has indicated Arizona, Colorado, Georgia, Illinois, and Texas as key locations. We intend to expand our operations through a combination of acquisitions of complementary businesses and expanding our own manufacturing facilities.

     During this growth, we plan to continue to use a corporate level strategy of differentiation by offering our customers a total manufacturing solution at the highest levels of quality on the most complex jobs. Since virtually the entire MGS Group operates in the injection molding industry, we have the benefit of serving customers with complementary needs. However, in order to achieve this total solution we intend to acquire the in-house capability to manufacture our own tooling.

 Some of this capability will be achieved by purchasing existing businesses as part of our expansion plan. Additional tooling capability will be developed or acquired for our Wisconsin based operations.

     Extending our current product line to include additional value-added and assembly services will serve as the second part of our total manufacturing solution marketing and operations plan. All of these services will be available at compressed lead times to allow the customer to reduce its time to market and generate greater revenue and profit margins.

     In connection with the physical expansion of our facilities, we plan to increase our customer base. The proposed locations for expansion have been strategically selected to logistically assist us in increasing our customer base. Expansion of our sales force will also help to increase our presence within the injection molding industry.
 It has been and continues to be our intention to hire experienced management from the industry to provide inroads to new customers. We also expect to benefit from exposure through participation in national and international trade association shows. We also recognize the impact of the Internet and we are in the process of developing a plan to best utilize the Internet for our business.

     We expect to continue to capitalize on our relationship with the MGS Group. We will be able to draw on the significant experience of management within all aspects of the plastic injection molding industry. However, it is essential that our management team be strengthened to accommodate this growth. Consequently, we are aggressively recruiting key personnel who can provide skills currently needed or complement current strengths.

     We also plan to continue efforts to enhance efficiency. During the past two years we have invested many resources to build an infrastructure which would allow for exponential future growth. That infrastructure is now in place, and we plan to be able to take advantage of economies of scale to increase profit margins. Using the MGS Group for administrative services and internal functions also enables us to take advantage of economies of scale in the areas of management information, accounting, financial management and human resources.

     We also will continue to focus on the development of proprietary equipment and manufacturing processes in conjunction with the MGS
 Group. This should allow us to become more integrated and distinguish ourselves from our competitors. The equipment and processes will give us competitive advantages by making technological advances which allow for lead times, precision, and quality which was previously unattainable.

 EMPLOYEES

     At January 1, 2000, we employed approximately 300 employees, of which 200 are production workers and 100 are office, managerial, engineering and technical employees. Our principal executive officers are also officers and employees of other companies within the MGS Group. See "Management" and "Related Party Transactions and Conflicts of Interest."

     Our employees participate in one or more employee benefit plans, including group health and disability insurance and a tax qualified retirement plan. It is our intention to review our employee benefit programs from time to time and make any adjustments we feel are necessary or appropriate to attract and retain qualified employees.
 The MGS Group maintains the same employee benefit plans for the benefit of its employees. Human resources administration is provided through the MGS Group. See "Related Party Transactions and Conflicts of Interest."

     None of our employees is represented under a collective bargaining agreement. We consider our relations with our employees to be satisfactory and have not experienced any job actions or labor shortages since our inception.

 LEGAL PROCEEDINGS AND OTHER CLAIMS

     We are currently involved in a dispute with the landlord over the suitability of our proposed Texas facility. We believe the premises do not meet the requirements of the lease. The landlord has given us a notice of default under the lease. In our opinion there is no merit in a claim that we are in default under the lease. We are discussing alternatives with the landlord under which our occupancy will be deferred until the fourth quarter or new premises provided. We do not expect the claims asserted against us to have a material adverse effect on our business, although it is possible that resolution of the matter could delay our occupancy of a Texas facility beyond the fourth quarter of fiscal 2000.

     We may, from time to time, become involved in various legal proceedings in the ordinary course of our business. As of the date of this prospectus, we are not engaged in any legal proceedings and are not aware of any other claims which are likely to be asserted against us.

                            MANAGEMENT

 DIRECTORS AND EXECUTIVE OFFICERS

      The persons listed below are now and will continue to be our directors and executive officers immediately following this offering:

        NAME AND AGE                  PRINCIPAL OCCUPATION
     Mark G. Sellers, 45           Chairman of the Board,
                                   President, CEO and Treasurer of PMC and
                                   TecStar and President, director and/or
                                   partner in each other entity in MGS Group.

     Scott W. Scampini, 47         Executive Vice President and Secretary of PMC
                                   and TecStar; also an officer, director or partner
                                   of each other entity in MGS Group.

     Jeffrey A. Kolbow, 31         Director of PMC and TecStar; also Vice President-
                                   Finance of MGS Enterprises, Inc., and an officer
                                   and/or director in each other entity in MGS Group.

     Bruce L. Schneider, 48        Vice President - Finance and a director of PMC
                                   and TecStar, also an officer and/or director of each
                                   other entity in MGS Group.

     Rade (Rudi) Petrovic, 50      Vice President - Sales and a director of PMC
                                   and TecStar.

     Alan E. Vick, 51              Vice President - Quality Systems of TecStar and
                                   Statistical Plastics Corporation

     Kevin P. Christ, 33           Vice President - Manufacturing of TecStar

                                  44

     MARK G. SELLERS has served as President of PMC and TecStar since November, 1997, and as CEO, Chairman of the Board and Treasurer since inception. Mr. Sellers has had extensive experience in the plastic moldmaking and related business. Mr. Sellers received an Associate Degree in Tool and Die Technology from Milwaukee Area Technical College in 1972 and, following a five-year apprenticeship program, worked as a tool and die maker until 1982. Mr. Sellers began his own tool and die shop in 1982 under the name Moldmakers, Incorporated, the first company of the MGS Group. See "The MGS Group" and "Related Party Transactions and Conflicts of Interest."

     Mr. Sellers served as the president of the Society of Plastics Engineers, Milwaukee Section (1990-1991) as Chairman of the Moldmaking & Mold Design Division of the Society of Plastics Engineers International (1994), and is a member of the Division's board of directors. In addition, he serves on the Advisory Committee of Moraine Park Technical College and was the recipient of the Ernst & Young Emerging Entrepreneur Award in 1990. As principal executive officer of the MGS Group, he also supervises a tool maker apprenticeship program certified by the State of Wisconsin for approximately 20 apprentices.

     SCOTT W. SCAMPINI has served as the Executive Vice President and Secretary of PMC and TecStar since its inception. Mr. Scampini is also an officer and/or director of each of the companies in the MGS Group. Mr. Scampini has served the MGS Group of companies in various capacities since 1983. He received a degree in business administration in 1974 from the Marquette University School of Business and received his license as a Certified Public Accountant in the same year. Mr. Scampini has twenty years of experience in public accounting; from 1977 to 1982 he was employed by Price Waterhouse and from 1984 to 1993 he was employed by BDO Siedman, LLP. In addition to his services for the MGS Group, he was a partner in Scampini & Bond, certified public accountants through December 31, 1999. Mr. Scampini is the founder of the Wisconsin Institute of Certified Public Accountants Corporate Finance Committee. See "The MGS Group" and "Related Party Transactions and Conflicts of Interest."

     JEFFREY A. KOLBOW has served as a director since July, 1999. Mr. Kolbow has served the MGS Group of companies in various capacities since 1995. He received his bachelor of business administration in 1991 from the University of Wisconsin - Whitewater. Mr. Kolbow is a Certified Public Account and a member of the Wisconsin Institute of Certified Public Accountants and the American Institute of Certified Public Accountants. Mr. Kolbow practiced public accounting at BDO Siedman, LLP from 1990 to 1995.

     BRUCE L. SCHNEIDER has served as the Vice President - Finance and a director of PMC and TecStar since July, 1999. Previously, Mr. Schneider was CFO of TecStar and Statistical Plastics Corporation, a member of the MGS Group, since 1996. Mr. Schneider has twenty-five years of experience in the accounting field. From 1994 to 1996 Sterling Tool Mfg. Co. employed Mr. Schneider as its controller, and from 1974 until 1994 Applied Power, Inc. employed him in various accounting capacities.

     RADE (RUDI) PETROVIC has served as the Vice President of Sales and a director of PMC and TecStar. Mr. Petrovic received a B.S. in mechanical engineering from the University of Wisconsin-Milwaukee in 1973. From 1973 to 1989, he worked for Rexnord Corporation, Milwaukee, Wisconsin, in manufacturing and engineering positions in facilities in the United States and in Germany. His background includes ten years of experience as plant superintendent and plant manager for Rexnord's plastics operations. From 1989 to 1995, Mr. Petrovic worked for Regina U.S.A., a division of Regina Industria, an Italian manufacturer of conveyor chains. Mr. Petrovic joined Statistical Plastics Corporation, a member of the MGS Group and a stockholder of PMC, in 1995 and currently serves as its vice president.

     ALAN E. VICK has served as Vice President - Quality Systems of TecStar since April, 1999. Mr. Vick has worked in plastic molding management and quality assurance management for over 25 years. He has extensive experience in the manufacturing of plastics, including tooling, maintenance, scheduling, purchasing and quality assurance. Mr. Vick spent 18 years with Globe Union, Inc., and 10 years with New Berlin Plastics, Inc. before joining the MGS Group in July, 1997.

     KEVIN P. CHRIST has served as Vice President - Manufacturing of TecStar since July, 1999. Previously, Mr. Christ was manufacturing coordinator for the MGS Group from 1995 until 1998 when he moved into the same position for TecStar. Prior to that, Mr. Christ was molding operations manager at Johnson Level & Tool from 1992 to 1995, and was a process engineer at Engineered Plastics Corp. from 1985 to 1992.

 COMPENSATION OF DIRECTORS

     Our directors are not compensated for their services as directors. Depending on our future operations, and other factors, our board of directors may determine that reasonable fees or compensation are appropriate. There is no present intention to establish such fees or compensation.

 COMMITTEES OF THE BOARD OF DIRECTORS

     Our board of directors has not established any committees and has no present intention of doing so.

 MANAGEMENT AGREEMENTS

     Our three principal executive officers also serve as executive officers of MGS Group companies. In 1996, we entered into agreements with three of the MGS Group of companies (Statistical Plastics Corporation, Moldmakers Management, Inc., and MGS Enterprises, Inc.) to provide sales and marketing, consulting, and reference services in exchange for payments based on our net sales. Under these agreements, the services of Mr. Sellers, Mr. Scampini, and Mr. Schneider are made available to us as our principal executive officers. There is no obligation under the agreements to provide the services of any specified individual. These agreements have terms which expire on December 31, 2006. Payments under the agreements provide for an aggregate amount equal to 5% of our net sales during the term of the agreements, subject to an aggregate maximum payment under all agreements of $1,200,000. No cash payments are required by us until termination of the agreements. Through September 30, 1999, a total of $435,357 had been accrued under these agreements. Of this accrued amount, $415,772 has been applied in lieu of cash payment by the three companies to amounts due us under various stock subscription agreements for our common stock.

     The terms of the management agreements were not determined by arms-length negotiation or reviewed by independent third parties. We believe that the costs to the company under these agreements are comparable to what we would pay for similar management and marketing services if comparable full time executive officers were directly employed by us. See "Related Party Transactions and Conflicts of Interest."

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our board of directors does not currently have a Compensation Committee. Senior management has been and will continue to be directly involved in setting compensation for our executives and the terms of our management agreements.

 EXECUTIVE COMPENSATION

     The table below sets forth the cash compensation paid by us to our CEO and to each of our four other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the last fiscal year.

                    SUMMARY COMPENSATION TABLE

                                       Annual Compensation
                                                                                   Long Term
                                                                                  Compensation
                                                                                     Awards
                                                                                   Securities    All Other
 Name and Principal                                               Other Annual     Underlying   Compensation
 Position                     Year       Salary        Bonus     Compensation($)     Options/
 Mark G. Sellers; President   1999        $(1)          $(1)         $(1)               0*          $(1)
 and CEO of the Company

 Scott W. Scampini;           1999        $(1)          $(1)         $(1)               0*          $(1)
 Executive Vice President

 Rade (Rudi) Petrovic; Vice   1999        $105,800      $0           $0                 0           $1,560(2)
 President - Sales

 *    Mr. Sellers and various affiliates of Mr. Sellers were granted options with respect to 5,000,000 shares on October 1, 1999.  See "Option Exercises and
      Holdings."
 {(1)}Neither Mr. Sellers nor Mr. Scampini received any salary, bonus, or other compensation from us in 1999.  Payments were made by us to the MGS Group pursuant to the terms of management agreements described under "Management -
      Management Agreements" to reimburse the MGS Group for, among other things, the management time provided by Mr. Sellers and Mr. Scampini.  See "Related Party
      Transactions and Conflicts of Interest".
 {(2)}Amounts contributed to 401(k) plan.

 OPTION EXERCISES AND HOLDINGS

     No options were exercised by any executive officer named in the Summary Compensation Table during our last fiscal year, nor did any of the executive officers hold options at year-end. The following table provides information regarding holdings of stock options by Mr. Sellers at October 1, 1999. No other executive officers hold stock options as of the date of this prospectus.

             OPTION/SAR GRANTS IN LAST FISCAL YEAR {(1)}

                                       Individual
                                        Grants

                       Number of     % of total                                           Potential Realizable
                      Securities     Options/SARs                                        Value at Assumed Annual
                      Underlying     Granted to        Exercise or                        Rates of Stock Price
                     Options/SARs    Employees in      Base Price      Expiration          Appreciation for
 Name                 Granted(#)     Fiscal Year       ($/Sh)          Date                   Option Term
                                                                                          5%($)        10%($)
 Mark G. Sellers     5,000,000{(1)}     100%            $10.00         9/30/01           $0{(2)}       $0{(2)}

 {(1)}No options were granted by us in the last fiscal year to any person named in the Summary Compensation Table.  The options indicated in the table were granted on October 1, 1999 to Mr. Sellers (1,750,000 shares), two trusts for which he serves as trustee (1,250,000 shares), and two of the MGS Group companies, Moldmakers Investments (1,000,000 shares) and Moldmakers, Inc.
      (1,000,000 shares).  Each of the options is immediately exercisable, in whole or in part, at an exercise price of $10.00 per share.
 {(2)}There is no established market for the stock.  Assumes fair market value per share of $4.00 on date of grant.

 OTHER INCENTIVE PLANS

     We expect to continue to review the adoption of cash and stock-based incentive plans for management and our employees. The terms and number of shares of stock which may be subject to options under any such plans, if adopted, cannot be determined at the present time.

 LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by applicable Wisconsin law, we have included in our articles of incorporation a provision to limit the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors. In addition, our by-laws provide that we are required to indemnify our officers and directors under a number of circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that these indemnification provisions are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be granted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                           THE MGS GROUP

     The MGS Group consists of 20 separate entities, ten of which constitute its principal operating entities. The business strategy of the MGS Group is to develop, through its member companies and closely affiliated companies, the capability to serve as a full-service provider to manufacturers who purchase plastic parts for use in their products. The MGS Group is capable of providing design, moldmaking, testing and production of plastic parts and components. The MGS Group currently provides substantially all of the services or products required by the plastics industry. We currently operate in conjunction with the MGS Group as a high volume plastic manufacturing company, although one of our strategic goals is to develop a greater independent marketing strength, customer base, and our own mold making capability. We now have and expect to continue to have on-going management, service, marketing, and production relationships with each of these principal members and other companies within the MGS Group.

     The principal companies in the MGS Group (and year of organization) are:

 <circle> MOLDMAKERS, INCORPORATED (1982)  - a full-service moldmaking and engineering facility producing high quality molds for the plastics industry in an expedited time frame. In addition to making molds under subcontracts with us, its clients include the electrical, mechanical, medical, automotive, water treatment, appliance, and telecommunications industries, among others.

 <circle> O&S DESIGN, INC. (1989) - provides product development, consultation, and tool design for us, other MGS Group companies, and unrelated companies in the plastics industry;

 <circle> PROTOTYPE MOLD & DESIGN, INC. (1993) - has integrated on-site design capabilities to meet the program needs for product renderings, tool layout, detailed designs, engineering and machine tool programming for us, other MGS Group companies, and unrelated companies in the plastics industry;

 <circle> STATISTICAL PLASTICS CORPORATION (1995) - provides mold sampling of new and rebuilt tooling and develops processing parameters for high volume plastic part production primarily for us, other companies in the MGS Group, and unrelated companies in the plastics industry;

 <circle> MGS ENTERPRISES INC. (1993) - provides management, accounting, marketing and human resources services for us and other companies within the MGS Group;

 <circle> MOLDMAKERS LEASING & INVESTMENTS LIMITED PARTNERSHIP, LLP
          (1988) - organized as a partnership in 1988 and reorganized as a limited liability partnership in 1995 to provide lease financing to us and other companies within the MGS Group.

 <circle> PCI CONSULTING AND LEASING, INC. (1994) - engaged in leasing and investment activities and provides financing to us and other companies within the MGS Group;

 <circle> CADD PLUS, INC. (1995) - a computer software and hardware provider, offering networking and other computer related products and services to us and other companies within the MGS Group;

 <circle> REDLINE, INC. (1993) - provides, among other services, full-service professional finishing and detailing of molds, including detailed mold polishing, professional finishing and detailing, high tolerance polishing, and diamond finishing to Society of Plastics Engineers standards using ultrasound polishing systems. Its principal customers consist of companies within the MGS Group; and

 <circle> MOLDMAKERS DIE CAST TOOLING DIVISION, INC. (1996) - a full service die cast moldmaking facility that produces die cast molds from metal alloys, including aluminum, zinc, and magnesium for the automotive and mechanical industries.

     At the present time and upon completion of the offering, voting control of our common stock will rest with members of the MGS Group and their directors and officers. Mark G. Sellers exercises direct or indirect voting control over each company within the MGS Group. See "Risk Factors," "Principal Stockholders," "Management" and "Related Party Transactions and Conflicts of Interest."

     The MGS Group of companies are located in Germantown and Menomonee Falls, Wisconsin. Our Wisconsin production facility is located adjacent to the Technical Center in Germantown, Wisconsin.

       RELATED PARTY TRANSACTIONS AND CONFLICTS OF INTEREST

 RELATED PARTY TRANSACTIONS
     We have entered into various transactions with members of the MGS Group to provide management and administrative services, equipment, and facilities. We expect that additional transactions of a similar nature will be entered into in the future. None of these agreements is the result of independent, arms-length negotiations and no independent third party has reviewed or approved any of these arrangements. We believe that the services, equipment and/or real estate transactions which have been or which will be entered into with the MGS Group are, or will be, on terms no less favorable than comparable transactions entered into with independent parties. The types of transactions we have entered into with MGS Group companies, and the aggregate dollar amounts attributable to transactions with each company which aggregated more than $5,000, are as follows:

     RELATED PARTY PURCHASES

 <circle> Management agreements under which MGS group companies and officers provide essential management, sales, and marketing services to us in exchange for an amount equal to 5% of our revenue. (See "Management - Management Agreement" with respect to the term of, and amounts paid or accrued under, these agreements);

 <circle> We subcontract with several of the MGS Group companies for moldmaking, engineering, maintenance, sampling, and other services related to our production orders from customers. These services are not bid with independent parties by us or our customers. Our contracts represent less than 5% of each of such companies' revenues. During fiscal 1999, these contracts and services can be summarized as follows:

                                  52

          MGS GROUP COMPANY              PRODUCTS OR SERVICES         AMOUNT
          Moldmakers, Incorporated          Tooling                     $590,133
                                            Maint./Shipping/Quality      128,963
          O&S Design                        Design                        84,985
          Moldmakers Die Cast
             Tooling Division               Maint./Shipping/Quality       23,725
          Prototype Mold & Design           Tooling                       74,000
                                            Maint./Shipping/Quality       57,732
          Statistical Plastics Corporation  Mold Sampling                 50,958
                                            Quality/Operators/Consulting 139,050

 <circle> Leases between us and Moldmakers Leasing under which we lease our Germantown, Wisconsin facility. Rental payments are based on 105% of the lessors' debt service attributable to the square footage of the leased space. (See "Business - Machinery and Equipment; - Production and Administrative Facilities"). Rent payments to Moldmakers Leasing in fiscal 1999 under these leases were $305,500;

          Subleases for a majority of our production equipment with Moldmakers Leasing and PCI Consulting and Leasing, Inc. These subleases provide for a lease payment which is 5% higher than the lease payment by the applicable MGS Group company under its principal leases. We believe that the rate paid by us is comparable to the lease rate we would pay if we obtained lease financing independently. Rent payments in fiscal 1999 under these leases were $116,430, paid to Moldmakers Leasing, and $1,449,800, paid to PCI Consulting and Leasing, Inc.;

          We provide 10% of Moldmakers Leasing's revenue and 52% of the revenue of PCI Consulting.

 <circle> Agreements between us and MGS Enterprises, Inc. for accounting, sales and marketing services, and human resources services. The costs of these services are shared primarily on a per capita basis with the MGS Group of companies using the services. In some cases, costs are based on actual usage. During fiscal 1999, we paid MGS Enterprises, Inc. $156,961 for accounting, human resource, and other administrative services, and $20,300 for sales and marketing services. (See "Management - Management Agreements," and "Business -
           Employees");

 <circle> Agreements between us and Cadd Plus, Inc. for management information systems and related computer support services. The costs of these services are shared primarily on a per capita basis with the MGS Group of companies using the services. In some cases, costs are based on actual usage. During fiscal 1999, we paid Cadd Plus, Inc. $6,800 for these services;

     RELATED PARTY SALES

 <circle> Agreements under which Statistical Plastics Corporation purchases machine time and labor to meet their customer orders. These agreements are furnished on a time and materials basis which reflect our operating costs and include an operating profit. Sales to Statistical Plastics represented $1,304,030 or approximately 17% of our revenue in 1999;

 <circle> Agreements with other MGS Group companies in which we were compensated based upon hourly rates. These contracts resulted in payments to us as follows:

          MGS GROUP COMPANY            SERVICES                 AMOUNT
          Moldmakers, Incorporated  Project Management         $198,672
          Moldmakers Die Casting    Division Project Management  19,418
          Prototype Mold & Design   Project Management/Maint.   163,167

 In addition to the services listed immediately above, we contracted with the certified public accounting firm of Scampini & Bond, Certified Public Accountants, to perform special projects, accounting, tax consulting and return preparation services at hourly rates. These rates are at or below rates charged to unaffiliated clients of the firm. Scott W. Scampini, our Executive Vice President and Secretary, was a principal in the firm. He was not paid for services provided as a member of the firm. Payments made in 1999 amounted to less than 5% of Scampini and Bond's revenue.

     Further information on the terms of these transactions may be found under the headings "Business" and "Management" and in our consolidated financial statements and the notes to those statements; see "Index to Consolidated Financial Statements." We have filed copies of each of our material agreements as an exhibit to the registration statement of which this prospectus is a part.

 OWNERSHIP OF MGS GROUP CONFLICTS OF INTEREST

     Mark G. Sellers is the principal stockholder of each of the MGS Group of companies and Mr. Sellers, each of our directors, and each of our principal executive officers are also directors and executive officers of various companies in the MGS Group. The following describes the equity interest of our directors and officers in each of the MGS Group companies listed on page 50.

 <circle> Mr. Sellers owns 69% and Mr. Scampini owns 11% of the stock of
          Moldmakers Management, Inc. Moldmakers Management owns 100% of the stock of Moldmakers, Incorporated, O&S Design, Inc., Cadd Plus, Inc., and Moldmakers Die Cast Tooling Division, Inc.

 <circle> Mr. Sellers owns 51% and Mr. Scampini owns 14% of MGS
          Enterprises, Inc.

 <circle> The stock of Prototype Mold & Design, Inc. is owned by Mr.
          Sellers (7%), Mr. Scampini (13.9%), and MGS Enterprises, Inc.
          (44%).

 <circle> Mr. Sellers owns 24.5% of the equity interests of Statistical
          Plastics Corporation and controls 100% of its voting stock. Mr. Scampini owns 10.7% of its equity interests and Mr.
          Petrovic owns 4% of its equity interests.

 <circle> Mr. Sellers owns 69% of the equity interests of Moldmakers
          Leasing and Mr. Scampini owns 11% of the equity interests.

 <circle> Mr. Sellers owns 50% of the equity interests of PCI Consulting and Leasing and Mr. Scampini owns 25%.

     Mr. Kolbow, Mr. Schneider, Mr. Vick, and Mr. Christ do not have a beneficial ownership interest in any of the MGS Group companies.

     Ownership of some of the companies in the MGS Group is being reorganized into a holding company structure. Upon completion early in 2000, MGS Mfg. Group, Inc. will own 100% of Moldmakers, Incorporated, O&S Design, Prototype Mold & Design, MGS Enterprises, Inc., Cadd Plus, Inc., Redline, Inc., and Moldmakers Die Cast. Holders of equity interests of the affected MGS Group companies will receive shares of MGS Manufacturing, Inc. in exchange for such interests. Upon completion of the reorganization it is anticipated that Mr.

 Sellers will own 61.42%, and Mr. Scampini 11.22%, of the equity interests of MGS Mfg. Group, Inc.

     As a result of this overlapping ownership and management structure, the interests of the MGS Group stockholders and partners may differ from those of our stockholders. For example, we compete for purchase order contracts with companies for whom the MGS Group may perform design, testing or other services. In other cases, we subcontract moldmaking and related engineering services and contract to MGS Group companies without competitive bidding from other companies which may provide these services on an independent basis. Similarly, because of the interrelationship of our management and the physical proximity of our principal offices and production facility, our management has not and does not intend to invite competitive bids for the support services provided by the MGS Group for accounting, management information, sales and marketing, human resources and other services. Finally, management has not sought competitive bidding for the various real estate leases and equipment financing transactions which are essential to our business.

     In resolving any competing interests, our management will be bound by general corporate fiduciary duties imposed under state law which requires our directors and officers to deal fairly and in the best interests of our stockholders. However, there is no independent review of the terms of any of our transactions and we have agreed to limit the liability of our directors and officers. See "Management - Limitation of Liability and Indemnification Matters."

                      PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership of our common stock as of November 30, 1999, and as adjusted to reflect completion of this offering, by

     <circle> each of the officers listed in the Summary Compensation
              Table;
     <circle> each director;
     <circle> each holder of more than 5% of our common stock; and
     <circle> all current directors and executive officers as a group.

     Except as indicated in the footnotes to this table, the individuals named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

                               Number of Shares
                              Beneficially Owned                 Percentage of Class
     NAME                       BEFORE OFFERING          BEFORE OFFERING    AFTER OFFERING{(1)}
 Statistical Plastics                705,000                  18.80%            16.59%
   Corporation<dagger>
 MGS Enterprises Inc.<dagger>        324,000                   8.64%             7.62%
 Moldmakers Management, Inc.<dagger> 300,000                   8.00%             7.06%
 Moldmakers, Incorporated          1,300,450 {(2)}            27.38%            24.77%
 Prototype Mold & Design, Inc.       120,000                   3.20%             2.82%
 Moldmakers Leasing &
   Investments                     1,517,560 {(2)}            31.95%            28.91%
 Mark G. Sellers                   7,330,010 {(3)}            83.77%            79.24%
 Scott W. Scampini                    61,500                   1.64%             1.45%
 Jeffrey A. Kolbow                     9,000                      *                  *
 Rudi Petrovic                        39,000                   1.04%                 *
 Bruce L. Schneider                   32,100                      *                  *
 All directors and officers
   as a group (5)                  7,471,610 {(4)}            85.39%            80.77%

 <dagger>Member of MGS Group of companies
 *Less than 1%
 {(1)}Assumes sale of 500,000 shares in the offering.  Also assumes that no shares are repurchased in the rescission offer described under "Rescission
      Offer"
 {(2)}Includes 1,000,000 shares subject to options exercisable within 60 days
 {(3)}Includes (a) 4,267,010 shares beneficially owned by the MGS Group companies (including options exercisable within 60 days) listed in the table and in which Mr. Sellers directly or indirectly holds a majority of the equity interests and over which Mr. Sellers exercises management and voting control as principal executive officer, (b) 1,750,000 shares subject to options which are exercisable within 60 days, and (c) 1,250,000 shares which are exercisable within 60 days held by trusts of which Mr. Sellers is trustee.  See "The MGS
      Group"
 {(4)}Includes shares subject to options which are exercisable within 60 days

                                  57

                    DESCRIPTION OF COMMON STOCK

     THE FOLLOWING SUMMARY DESCRIPTION OF THE MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO OUR ARTICLES OF INCORPORATION AND BY-LAWS, WHICH WE HAVE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS
 PROSPECTUS IS A PART.

     Our authorized capital stock consists of 15,000,000 shares of common stock, no par value per share. Immediately prior to this offering, we had 3,750,000 shares of common stock outstanding which were held by approximately 214 stockholders of record. If all shares in this offering are sold and no Rescission Shares are repurchased by us, there will be 4,250,000 shares of common stock outstanding upon completion of the offering.

 COMMON STOCK

     Holders of common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share pro rata with the holders of common stock in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters presented to stockholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities. There are no conversion rights or redemption or sinking fund provisions with respect to common stock. All outstanding shares of common stock are, and the shares of common stock offered in this prospectus will be when issued, fully paid and nonassessable except for a contingent liability under Wisconsin law for unpaid wages. Wisconsin law provides that a stockholder may be held liable, up to the amount the stockholder paid for his shares, for any claims made by employees for unpaid wages, up to a maximum of six-months of wages.

 ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BY-LAWS AND WISCONSIN LAW

     Our articles of incorporation and by-laws contain provisions that could delay or make more difficult the acquisition of PMC by means of a hostile tender offer, open market purchases, a proxy contest, or otherwise. We intend to amend our articles of incorporation and by-laws to add additional provisions which may also have the same effect. Wisconsin law also contains provisions which are intended to make a non-negotiated transaction more difficult to achieve. We also refer you to "Risk Factors--Mr. Sellers Will Control Our Company and This Control Could Inhibit Potential Changes in Control" for information on other factors which could impact a change in control.

     PROPOSED AMENDMENTS TO OUR ARTICLES AND BY-LAWS

     At our annual meeting of stockholders to be held in 2000, we intend to propose that the following amendments to our articles of incorporation and by-laws be adopted. Given the beneficial ownership of shares by Mr. Sellers, these amendments will be adopted if proposed:

 <circle> SUPERMAJORITY VOTE REQUIRED FOR MERGER OR SALE.  Amend our
          articles of incorporation to require that any proposal to merge with another company, to effect a share exchange, or to sell all or substantially all of our assets will require the approval of the holders of two-thirds of our common stock.
 <circle> CLASSIFIED BOARD OF DIRECTORS.  Amend our articles of incorporation and by-laws to provide that our board of directors be divided into three classes of directors, as nearly equal in size as possible, serving staggered three-year terms. Upon expiration of the term of a class of directors, the directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which the term for that class of directors expires.
          In addition, these amendments will provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of common stock entitled to vote, and any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us.
 <circle> AMENDMENTS; SUPERMAJORITY VOTE REQUIREMENTS.  Amend our
          articles of incorporation to impose supermajority vote requirements in connection with the amendment of provisions of our amended articles of incorporation and by-laws, including those provisions relating to the classified board of directors. The Wisconsin Business Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or by-laws, unless a corporation's articles of incorporation or by-laws, as the case may be, requires a greater percentage.

     REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATION AND
 PROPOSALS

     Our by-laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of our board of directors or a committee of the board, of candidates for election as directors. To be timely, a stockholder's notice must be received at our principal executive offices not less than 60 days, nor more than 90 days, prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice from the stockholder must be received no later than the tenth day following the date on which notice of the annual meeting was mailed to stockholders or made public, whichever occurred earlier. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Our by-laws also specify some requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     AUTHORIZED BUT UNISSUED SHARES

     The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     RESTRICTIONS ON BUSINESS COMBINATIONS AND CONTROL SHARES UNDER
 WISCONSIN LAW

     Section 180.1141 of the Wisconsin Business Corporation Law restricts some business combinations between us and an "interested stockholder." An "interested stockholder" includes any person (including the person's affiliates or associates) who beneficially owns at least 10% of the voting power of the outstanding voting stock of our common stock and any of our affiliates or associates who, within the last three years, beneficially owned at least 10% of the voting power of our then outstanding voting stock. A business combination prohibited by Section 180.1141 includes:

 <circle> a merger or share exchange with an interested stockholder (or a corporation which would become an affiliate after a merger or share exchange);
 <circle> a sale, lease or other disposition to or with an interested stockholder of assets which:
 <circle> represents at least 5% of the aggregate market value of our assets;
 <circle> has an aggregate market value equal to at least 5% of the value of our outstanding stock; or
 <circle> represents at least 10% of the earning power or income of our company;
 <circle> the issuance of our stock which has an aggregate market value equal to at least 5% of the aggregate market value of all of our outstanding stock to an interested stockholder;
 <circle> a plan or proposal for liquidation or dissolution of our corporation pursuant to a proposal by or an agreement with an interested stockholder; and
 <circle> other reclassifications, recapitalizations and loan, guarantees, financial assistance, or other transactions for the benefit of the interested stockholder.

 For a period of three years after the date on which an interested stockholder first became an interested stockholder, no business combinations between us and the interested stockholder may occur unless our board of directors had given prior approval to the business combination or the purchase by which the interested stockholder became an interested stockholder. At any time more than three years after the date on which an interested stockholder became an interested stockholder, no business combination may be consummated unless the purchase by which the interested stockholder became an interested stockholder was approved by our board of directors prior to the date on which the interested stockholder became an interested stockholder, the business combination meets some requirements set forth in the statute regarding the price paid for our stock, or the business combination is approved by a majority of our shares entitled to vote which are not beneficially owned by the interested stockholder.

     Section 180.1150 of the Wisconsin Business Corporation Law provides that, subject to some exceptions, in any matters to be voted upon by our stockholders, the voting power of shares held by any person in excess of 20% of the shares outstanding and entitled to vote in the election of directors is limited to 10% of the full voting power of those excess shares. For example, a stockholder with 30% of the voting shares would exercise 23% of the voting power of the shares eligible to vote. There are exceptions to these limitations, including exceptions for shares acquired before this offering or which were acquired by the exercise of an option. The shares beneficially owned by Mr. Sellers are not subject to this limitation on voting power.

                  SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. No public market is expected to develop after this offering as the common stock will not be listed for trading on any exchange and the stock will not be followed by the investment community. However, future sales of substantial amounts of our common stock could adversely affect the price at which a stockholder may be able to sell share of common stock. If no Rescission Shares are repurchased by us, upon completion of this offering we will have 4,250,000 shares of common stock outstanding. The 500,000 shares offered in this prospectus will be freely tradeable without restriction or further registration under the federal securities laws, unless purchased by one of our directors, executive officers, or a related MGS Group company. The transferability of all shares purchased by our directors, executive officers, or a related MGS Group company will be restricted shares under the Securities Act and subject to the volume and other limitations set forth in Rule 144.

     In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year, including the holding period of any prior owner, except an affiliate from whom those shares were purchased, is entitled to sell in brokers' transactions or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of

     <circle> 1% of the then outstanding shares of common stock (1% is expected to be 42,500 shares immediately after this offering), or
     <circle> the average weekly trading volume of our common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to this sale.

 Sales under Rule 144 are generally subject to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate from whom these shares were purchased, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     None of our directors, executive officers, or other stockholders have entered into lock-up agreements under which they have agreed not to sell any of their shares for a specified period of time.

                       PLAN OF DISTRIBUTION

     We are offering to sell 500,000 shares of our common stock for cash at a price of $12.00 per share. The offering is not underwritten. The common stock will be sold for us by our officers and employees. No officer or employee will receive a commission or other compensation for selling our stock.

                     PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for the common stock. We have determined the initial public offering price after consideration of numerous factors we considered relevant. The principal factor which has been used to determine the offering price is the historical and projected growth in our revenues. The price of the stock sold by us and the MGS Group in August and September, 1999 was considered in connection with the relationship of those sales to our revenues at the time. Additional factors include our future prospects and our industry in general, our present customer list and status as a preferred supplier with some customers, our anticipated earnings in the 2000 fiscal year, and other financial and operating information in recent periods.

                           LEGAL MATTERS

     Some legal matters relating to PMC and TecStar will be passed upon for us by Niebler, Pyzyk, Klaver & Wagner LLP. Menomonee Falls, Wisconsin. This firm has in the past represented and continues to represent us on a regular basis and in a variety of matters other than this offering. Matters relating to the application of state and federal securities laws in connection with the offering will be passed upon by Ruder, Ware & Michler, A Limited Liability S.C., Wausau, Wisconsin.

                              EXPERTS

     The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Wolf & Company - Milwaukee, S.C., independent public accountants, as indicated in their report on the financial statements set forth on page F-2, and are included in reliance upon the authority of that firm as experts in giving audited financial statement reports.

                      ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to that registration statement. For further information with respect to us and the common stock, we refer you to this registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of that contract or document filed as an exhibit to the registration statement, each of these statements being qualified in all respects by that reference. The registration statement, including exhibits to the registration statement, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 (telephone number 1-800-SEC-0330) and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains a world wide web site, HTTP://WWW.SEC.GOV, that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. The registration statement, including all exhibits and amendments to the registration statement, is available on that website.

     Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with those requirements, will file reports, proxy and information statements with the SEC. You may inspect and copy these reports, proxy and information statements and other information at the addresses set forth above.

     We intend to furnish to our stockholders our annual reports containing consolidated financial statements audited by our independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                     PAGE

 PLASTICS MFG. COMPANY

 Report of Independent Public Accountants              F-2

   Consolidated Balance Sheets as of September
    30, 1998 and 1999                                  F-3

   Consolidated Statements of Operations for
    the years ended September 30, 1997, 1998,
    and 1999                                           F-5

   Consolidated Statements of Stockholders'
     Equity for the years ended
     September 30, 1997, 1998, and 1999                F-7

   Consolidated Statements of Cash Flows
     for the years ended
     September 30, 1997, 1998, and 1999                F-8

   Notes to Consolidated Financial Statements          F-9

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


 To the Stockholders of
 PLASTICS MFG. COMPANY, AND
   WHOLLY-OWNED SUBSIDIARY TECSTAR MFG. COMPANY
 Germantown, Wisconsin


 We have audited the accompanying balance sheets of Plastics Mfg. Company, and wholly owned subsidiary TecStar Mfg. Company as of September 30, 1998 and 1999, and the related statements of operations, stockholders' equity, and cash flows for the years ended September 30, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the statements provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plastics Mfg. Company, and wholly-owned subsidiary TecStar Mfg. Company at September 30, 1998 and 1999, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years ended September 30, 1997, 1998 and 1999 in conformity with generally accepted accounting principles.


                                    WOLF AND COMPANY-MILWAUKEE, S. C.
                                    CERTIFIED PUBLIC ACCOUNTANTS

 Milwaukee, Wisconsin
 October 28, 1999

                       PLASTICS MFG. COMPANY
                    CONSOLIDATED BALANCE SHEETS
                    SEPTEMBER 30, 1998 AND 1999

                                     ASSETS

                                                       SEPTEMBER 30,
                                                      1998     1999
 Current assets
     Cash in bank                                $    9,621  $  245,813
     Accounts receivable - trade (Note 4)            30,141   2,167,918
     Accounts receivable - related parties (Note 4)     -       739,603
     Progress receivables                               -       111,745
     Prepaid expenses                                34,578      89,897
     Inventory                                       72,202   1,073,435

 TOTAL CURRENT ASSETS                               146,542   4,428,411

 PROPERTY AND EQUIPMENT
     Office equipment                                15,274      20,405
     Leasehold improvements                         533,055     549,521
     Truck                                            3,655       3,655
     Machinery & equipment                          375,007     697,406
     Production molds                                 -         100,000
                                                    926,991   1,370,987
     Less accumulated depreciation                  (40,676)   (134,756)
 NET PROPERTY AND EQUIPMENT                         886,315   1,236,231

 OTHER ASSETS
     Deposits (Note 2)                              289,850   2,189,039
     Deferred income tax benefit, net               402,040     992,200
     Organization costs, net (Note 9)               164,414          -
 TOTAL OTHER ASSETS                                 856,304   3,181,239

                                                 $1,889,161  $8,845,881

 SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
 STATEMENTS

               LIABILITIES AND STOCKHOLDERS' EQUITY
                                                    SEPTEMBER 30,
                                                    1998       1999
 Current liabilities
     Accounts payable - trade                 $   152,016  $ 1,359,174
     Accounts payable - related parties           663,291    1,600,087
     Line of credit loan                             -         425,000
     Accrued payroll                                7,397      203,711
     Customer deposits                                 -       441,439
     Deferred income tax liability, net                -        24,600
 TOTAL CURRENT LIABILITIES                        822,704    4,054,011

 LONG-TERM LIABILITIES                                 -             -

 TOTAL LIABILITIES                                822,704    4,054,011

 COMMON STOCK SUBJECT TO RESCISSION (NOTE 5)                 1,951,360

 STOCKHOLDERS' EQUITY (NOTE 6)
     Common stock, no par value,
         15,000,000 shares authorized,
         819,000 shares issued and
           outstanding (1998)
         3,027,510 shares issued and
           outstanding (1999)                   2,845,000    5,134,440
     Stock subscriptions receivable            (1,200,000)    (784,228)
     Accumulated deficit                         (578,543)  (1,509,702)
 TOTAL STOCKHOLDERS' EQUITY                     1,066,457    2,840,510

                                              $ 1,889,161  $ 8,845,881

  SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
  STATEMENTS

                       PLASTICS MFG. COMPANY
     CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                SEPTEMBER 30, 1997, 1998, AND 1999
                                               FOR THE YEARS ENDED
                                                    SEPTEMBER 30,
                                        1997          1998          1999
 Sales
     Molding                         $       -    $     72,171   $ 4,561,615
     Tooling                                 -         131,200     1,217,037
     Related parties                         -         646,693     1,686,730
                                             -         850,064     7,465,382
 COST OF GOODS SOLD
     Trade                                   -         354,126     4,575,334
     Related parties                         -       1,154,722     3,036,764
                                             -       1,508,848     7,612,098
     Gross profit                            -        (658,784)     (146,716)

 SELLING AND ADMINISTRATIVE EXPENSES
     Trade                                1,591         78,981       622,963
     Related parties                      1,773        203,392       172,441
     Management fee ( Note 8)                 -         42,503       373,269
                                          3,364        324,876     1,168,673
     Total operating loss                (3,364)      (983,660)   (1,315,389)

 OTHER INCOME (EXPENSE)
     Interest income                      6,441             -          5,006
     Interest expense                         -             -        (21,872)
     Income (loss) before income tax
      expense and accounting change       3,077       (983,660)   (1,332,255)

 INCOME TAX EXPENSE (Note 3)               (668)       402,708       496,710

     Net income (loss) before
        cumulative effect
        of accounting change              2,409        (580,952)    (835,545)

 CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  net of $68,800 deferred tax benefit
  (Note  9)                                  -               -       (95,614)

 NET INCOME (LOSS)                   $    2,409   $    (580,952) $  (931,159)

 Per basic share:
 Income (loss) before accounting
  change                             $      .00   $       (0.24) $     (0.32)
 Change in accounting principle                                        (0.04)
 Net income (loss)                   $      .00   $       (0.24) $     (0.36)

  SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
  STATEMENTS

                       PLASTICS MFG. COMPANY
     CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
                SEPTEMBER 30, 1997, 1998, AND 1999
                            (Continued)
                                                   FOR THE YEARS ENDED
                                                       SEPTEMBER 30,
                                               1997          1998         1999
 Per diluted share:
 Income (loss) before accounting change        .00          (0.20)        (0.27)
 Change in accounting principle                                           (0.03)
 Net income (loss)                             .00          (0.20)        (0.30)

 Shares in computing basic net income (loss)
    per share (in 000's)                      1,551         2,432         2,614
 Shares in computing diluted net income (loss)
    per share (in 000's)                      2,051         2,932         3,114

  SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
  STATEMENTS

                                  F-6

                       PLASTICS MFG. COMPANY
 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED
                 SEPTEMBER 30, 1997, 1998 AND 1999
                                 Common          Stock          Accumulated
                                  STOCK       SUBSCRIPTIONS       DEFICIT

 Initial common stock sale      $ 1,250,000    $1,200,000      $         -
 Net income                                                          2,409
 BALANCES, SEPTEMBER 30, 1997     1,250,000     1,200,000            2,409

 Common stock sales               1,595,000             -                -
 Net loss                                 -             -         (580,952)
 BALANCES, SEPTEMBER 30, 1998     2,845,000     1,200,000         (578,543)

 Common stock sales               2,289,440             -                -
 Common stock split effected
     in the form of a dividend            -             -                -
 Management fee applied (Note 8)                 (415,772)
 Net Loss                                 -             -         (931,159)
 BALANCES, SEPTEMBER 30, 1999   $ 5,134,440    $  784,228      $(1,509,702)

  SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
  STATEMENTS

                       PLASTICS MFG. COMPANY
     CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                SEPTEMBER 30, 1997, 1998, AND 1999

                                                                          SEPTEMBER 30,
                                                            1997            1998             1999
 Cash Flows from operating activities:
     Net Income (Loss)                             $      2,409        $  (580,952)    $   (931,159)
     Change in Accounting                                                        -           95,614
     Adjustments to reconcile net loss to net
         cash provided by operating activities:
          Depreciation                                        -             40,676           94,080
          Amortization                                        -              6,000                -
          Income taxes                                      668               (668)               -
          Deferred income taxes                               -           (402,040)        (496,760)
          Accounts receivable - trade                         -            (30,141)      (2,137,777)
          Accounts receivable - related parties               -                  -         (739,603)
          Progress receivables                                -                  -         (111,745)
          Inventory                                           -            (72,202)      (1,001,233)
          Prepaid expenses                                    -            (34,578)         (55,319)
          Accounts payable - trade                            -            152,016        1,207,158
          Accounts payable - related parties                  -            663,291          936,796
          Accrued expenses                                    -              7,397          196,314
          Customer deposits                                   -                  -          441,439

 CASH PROVIDED BY OPERATING ACTIVITIES                    3,077           (251,201)      (2,502,195)
 CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                (250,000)          (676,991)        (443,996)
     Deposits on leases                                       -           (289,850)      (1,899,189)
     Payment of organizational expenses - trade         (41,290)            (9,370)               -
     Deposits to escrow account                       1,511,441
     Withdrawals from escrow                         (1,511,441)
     Payment of organizational expenses
        - related parties                               (54,760)           (64,994)               -
 CASH PROVIDED BY INVESTING ACTIVITIES                 (346,050)        (1,041,205)      (2,343,185)
 CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from sale of stock                      1,565,000             80,000        4,656,572
     Proceeds from line of credit                             -                  -          425,000
 NET CASH PROVIDED BY FINANCING ACTIVITIES            1,565,000             80,000        5,081,572

 INCREASE (DECREASE) IN CASH                          1,222,027         (1,212,406)         236,192
 CASH, beginning of year                                      -          1,222,027            9,621
 CASH, end of year                                 $  1,222,027       $      9,621     $    245,813

 SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the year for: Interest       $          -       $          -     $     21,872
                                   Income taxes               -                  -               25

  SEE ACCOMPANYING SUMMARY OF ACCOUNTING POLICIES AND NOTES TO FINANCIAL
  STATEMENTS
                                  F-8

                       PLASTICS MFG. COMPANY
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 BUSINESS

 Plastics Mfg. Company (the Company) is a holding company, which owns 100% of the stock of TecStar Mfg. Company. The Company was in the development stage from its formation on October 23, 1996 through March 31, 1999. As of April 1, 1999, the Company was no longer considered to be in the development stage. Manufacturing operations commenced in November, 1997 with sales being made primarily to related companies.

 The Company produces high quality injection molded plastic parts for various original equipment manufacturers located throughout the world. The Company also recognizes revenues from the sale of high quality molds, the manufacture of which is currently subcontracted, primarily to affiliates. The majority of these molds are intended for parts produced at its facility in Germantown, Wisconsin.

 CASH AND CASH EQUIVALENTS

 Cash in bank includes cash in checking and savings accounts. The Company has no cash equivalents.

 ACCOUNTS RECEIVABLE

 The balance includes no allowance for doubtful accounts - all balances are fully collectible.

 REVENUE RECOGNITION

 The Company recognizes revenue from molding upon shipment of the parts. Progress billings for tooling sales are recognized on the specific job orders based upon hours incurred using the applicable billing rate for shop or design work, which approximates the percentage of completion method of income recognition.

 INVENTORY

 Inventory is valued at the lower of cost (determined by the first-in, first-out method) or market. The components of inventory consist of the following:

                                  F-9

                             1998           1999
     Perishable tools     $   21,972    $   14,772
     Raw materials            35,768       459,825
     Materials in progress    14,462       176,630
     Finished goods             -          422,208
     Total                $   72,202    $1,073,435

 Materials are classified as materials in process when they are assigned to or procured for a specified customer order.

 PROPERTY AND EQUIPMENT

 Property and equipment is stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. For income tax purposes, depreciation is provided using the MACRS method over the prescribed lives of the related assets.

 ADVERTISING COSTS

 Advertising costs are charged to operations when incurred. The company does not utilize direct-response advertising.

 USE OF ESTIMATES

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 BASIS OF PRESENTATION

 The consolidated financial statements include the accounts of Plastics Mfg. Company and its wholly owned subsidiary, TecStar Mfg. Company. Inter-company accounts and transactions have been eliminated in consolidation.

 1.  DEBT

 The Company has a bank line of credit of $750,000 (increased in October, 1999 to $2,000,000, which is available through September
 2000). The loan agreement includes various covenants pertaining to maintenance of working capital and

                                  F-10

 tangible net worth levels; liability ratios; no additional debt; no dividends; and no transfer, sale or lease of significant assets. The interest rate on the loan is 8.75% (prime plus .5%) at September 30, 1999.

 2.  LEASE COMMITMENTS

 The Company leases equipment from Moldmakers Leasing and Investments Limited Partnership, LLP (Moldmakers Leasing) and from PCI Consulting and Leasing, Inc., both of whom are related parties through common control. The month-to-month leases are automatically renewable. Rent expenses totaled $0, $603,476 and $1,566,230, in 1997, 1998 and 1999, respectively.

 In addition, the Company leases its facilities from Moldmakers Leasing on a month-to-month basis, under a triple net operating lease. Rent expense totaled $0, $174,663 and $305,500 in 1997, 1998 and 1999, respectively.

 Deposits outstanding at year-end consist of the following:

                              1998          1999
 Facility                $    60,000    $   60,000
 EQUIPMENT                   229,850       229,039
 EQUIPMENT ORDERS                  0     1,900,000
 TOTAL                      $289,850    $2,189,039

 The Company has placed orders for approximately $7,500,000 of new equipment and has plans to order additional equipment worth approximately $13,500,000 during the coming year. It is anticipated that most of this will be leased under terms similar to above.

 3.  INCOME TAXES

 The September 30 income tax provisions consist of the following:

     CURRENT:                                   1997               1998            1999
         Federal                           $     (425)        $         -         $      -
         State                                   (243)                  -              (50)
         Benefit of NOL carryback                   -                 668                -
         TOTAL                                   (668)                668              (50)

     DEFERRED:
         Federal                                    -             333,398          377,100
         State                                      -              68,642          119,660
         TOTAL                                      -             402,040          496,760

     GRAND TOTAL                           $     (668)        $   402,708         $496,760

                                  F-11

 Reconciliation of the statutory federal income tax rate and the effective tax rate:

     Statutory federal income tax rate           15.0%              (34.0)%          (34.0)%
     State tax, net of federal income tax         6.7                (7.0)            (4.3)
     Other                                         -                   .1              1.0
     EFFECTIVE TAX RATE                          21.7%              (40.9)%          (37.3)%

 The September 30 net deferred income taxes consist of the following:

     CURRENT:
         Federal                           $        -         $   (19,700)
         State                                      -              (4,900)
         TOTAL                             $        -         $   (24,600)

     LONG-TERM:
         Federal                           $  333,398         $   786,000
         State                                 68,642             206,200
         TOTAL                             $  402,040         $   992,200

 The September 30 gross deferred tax assets and liabilities were:

     GROSS DEFERRED TAX ASSETS:
         Federal net operating loss
          carryforward                     $1,005,506         $ 2,536,986
         Organization costs                         -             128,413
         Other                                      -              12,763
         TOTAL                             $1,005,506         $ 2,678,162

     GROSS DEFERRED TAX LIABILITIES:
         Progress receivables              $        -         $   111,745
         Depreciation                          24,923              89,140
         TOTAL                             $   24,923         $   200,885

 The Federal net operating loss carryforwards will expire on September 30, 2018 and 2019. Wisconsin net operating losses totaling $2,536,936 will expire on September 30, 2013 and 2014.

 4.  CUSTOMER AND CREDIT RISK CONCENTRATIONS

 The Company's customers operate in a number of different industries.
 As of September 30, 1998 and 1999, sales to six separate divisions of Motorola, Inc. in each year were approximately $140,000 and $2,018,000, respectively, sales to the Company's group of related parties were approximately $647,000 and $1,687,000, respectively.

                                  F-12

 Sales by geographical location of customers were approximately as follows:

                                1997         1998         1999
     United States        $             $  850,000     $4,495,000
     China                                              1,370,000
     United Kingdom                                     1,190,000
     Other countries                                      410,000
          Total           $          0  $  850,000     $7,465,000

 The Company presently does not require collateral from its customers. To reduce credit risk, the Company performs ongoing evaluations of its customers' financial condition. As of September 30, 1998 trade accounts receivable consist of five unrelated parties, all of whom were current. As of September 30, 1999, three customers owed approximately 41% of the Company's accounts receivable. Of this, one customer was a related party with approximately 13% of the total.

 5.  STOCK SUBJECT TO RESCISSION

 722,490 shares of common stock sold by the Company from August 1999 to September 1999 may not have qualified for exemption from registration under federal or state securities law. The Company intends to offer to repurchase these shares for a 30-day period. If all holders of these shares accept the offer, the Company would be required to make aggregate payments of up to $1,951,360 plus statutory interest. The Company has a written agreement with its president and affiliated organizations to purchase shares tendered in the rescission offer. The Company has classified the amounts received for outstanding shares subject to the rescission offer outside of permanent equity in the accompanying balance sheets.

 The Company's President and principal shareholder, Mark G. Sellers, and certain affiliated companies have entered into a written agreement which provides that they will assume the Company's obligations with respect to these shares. Under the agreement, the following parties will assume this obligation with respect to the number of shares and for the amount indicated: Mr. Sellers, 85,500 ($285,000) shares; Moldmakers Leasing, 427,440 ($1,214,360) shares; Moldmakers, Inc., 41,550 ($134,500) shares; Statistical Plastics, 145,500 ($242,500)
 shares; and Prototype Mold & Design, 22,500 ($75,000) shares.

 6.  CAPITAL STOCK ACTIVITY

                              Date of       Number       Price       Common         Stock
                            TRANSACTION   OF SHARES    PER SHARE      STOCK     SUBSCRIPTIONS
 Initial stock sale           1/01/97      500,000        2.50    $ 1,250,000   $ 1,200,000

 Totals, September 30, 1997                500,000                  1,250,000     1,200,000

 Stock sold for cash Various               319,000        5.00      1,595,000            -

 Totals, September 30, 1998                819,000                  2,845,000     1,200,000

 Stock sold for cash Various                67,300        6.00        403,800            -
 Stock sold for cash Various               263,700       10.00      2,637,000            -
 Stock sold for cash Various               100,000       12.00      1,200,000            -
 Management fee applied (Note 8)                 -                                (415,772)
 Stock split  9/30/99                    2,500,000                          -            -

 Totals                                  3,750,000                  7,085,800      784,228
 Less Stock subject to rescission         (722,490)                (1,951,360)           -

 Totals, September 30, 1999              3,027,510                $ 5,134,440   $  784,228

 Three related parties subscribed to the initial 500,000 shares of stock issued. The subscription agreements provide for the payment of $.10 per share upon issuance of the stock with the remaining $2.40 per share payable on December 31, 2001. If 50% of the management fees (see Note
 8) received by the subscribers for the period ending September 30, 2001 are insufficient to fully pay the remaining subscription price, each subscriber has the option to: a)pay twice the balance due or, b) surrender a sufficient number of shares so as to eliminate the outstanding balance based on a per share value equal to the initial offering price of $2.50 per share.

 The number of shares sold, and the related share prices, shown above are based upon pre-split values.

 On September 30, 1999, the Company declared a three-for-one stock split effected in the form of a dividend of two shares per share then outstanding. The record date was September 30, 1999.

                                  F-14

 7.  RETIREMENT PLAN

 The Company maintains a retirement savings plan for substantially all of their employees, which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Company contributions are discretionary and amounted to $50 and $13,196 in 1998 and 1999, respectively. Employees vest immediately in their contributions and vest in the Company contributions over a seven-year period of service.

 8.  RELATED PARTY TRANSACTIONS

 During the period presented, the Company transacted business with certain other companies, which are related by common control. The activity consisted primarily of buying and selling services between the parties, whose services complement one another. Also included is the purchase of services from one company that performs human resources, marketing, finance, and other administrative duties for all of the related companies. Mark G. Sellers, who beneficially owns approximately 60% of the Company's issued and outstanding common stock, also controls a majority of the equity interests of each of the companies. Scott W. Scampini, Executive Vice President of the Company, owns between 10.5% and 25% of the equity interests of these related companies. These transactions are summarized as follows:

 RELATED PARTY PURCHASERS
                                                         1997       1998     1999
 MGS GROUP COMPANY            PRODUCTS OR SERVICES      AMOUNT     AMOUNT   AMOUNT
 Moldmakers, Incorporated      Tooling                $      -    $ 67,091  $  590,133
                               Maint./Shipping/Quality       -      10,514     128,963
 O&S Design, Inc.              Design                        -      15,769      84,985
 Moldmakers Die Cast
    Tooling Division           Maint./Shipping/Quality        -        278      23,725
 Prototype Mold & Design       Tooling                        -     33,950      74,000
                               Maint./Shipping/Quality        -      3,950      57,732
 Statistical Plastics
    Corporation                Mold Sampling                  -     10,270      50,958
                               Quality/Operators/
                               Consulting                50,000    397,272     139,050
 Redline, Inc.                 Mold Polishing                 -          -       3,218
 Moldmakers Leasing            Facility Lease                 -    174,663     305,500
                               Equipment Lease                -    122,857     116,430
 PCI Consulting                Equipment Lease                -    480,618   1,449,800
 Cadd Plus                     Computer Services              -        445       6,800
 MGS Enterprises               Administrative Services     3,251    41,618     156,961
                               Sales/Consulting                -       455      20,300

                                  F-15

 RELATED PARTY SALES
                                                        1997     1998    1999
 MGS GROUP COMPANY                  SERVICES           AMOUNT   AMOUNT  AMOUNT
 Statistical Plastics Corporation   Machine Time            -  $646,693 $1,304,030
 Moldmakers, Incorporated           Project Management      -         -    198,672
 Moldmakers Die Casting Div.        Project Management      -         -     19,418
 Prototype Mold & Design            Project Management/
                                      Maint.                -         -    163,167
 O&S Design                         Project Management      -         -        188
 MGS Enterprises                    Maintenance             -         -      1,144
 ProFab                             Maint./Shipping         -         -        113

 Through December 31, 1999, Mr. Scampini was a partner in Scampini & Bond, Certified Public Accountants. Fees paid to the firm by the Company were:
 1997, $3,000; 1998, $475; and 1999, $650.

 Some of the Company's other stockholders also have ownership interests and management functions in the above related entities. The existence of that common control could result in operating results or financial position of the Company significantly different from those that would have been obtained had such control not existed, although there is no indication that such control has had an adverse affect on the Company.

 The Company has entered into management agreements with its three initial stock subscribers under which it will pay them an aggregate management fee equal to 5% of gross sales through December 31, 2001 up to a maximum amount of $1,200,000. As of September 30, 1999, the Company agreed with those related companies to offset payment of the management fees due them to date against the stock subscriptions due from them. The amount offset totaled $415,772. In addition to providing management services, each of the three companies solicits sales on behalf of the Company. On October 1, 1999, the Company agreed to extend the termination of the agreements to December 31, 2006.

 9.  CUMULATIVE EFFECT OF ACCOUNTING CHANGE

 In accordance with Statement of Position 98-5 issued by the Accounting Standards Executive Committee, the Company has chosen to charge all start-up costs to operations as of October 1, 1998. As a result, all organization costs remaining unamortized as of that date ($164,414) were written off. Prior to this change, organization costs were amortized over 5 years. The effect on deferred income taxes was to record a benefit of $68,800 as of that date, for a cumulative net change of $95,614.

                                  F-16

 10.  SUBSEQUENT EVENTS

 On October 1, 1999, the Company granted stock options totaling 5 million shares to its president, Mark G. Sellers, or to other entities that he controls. The option price is set at $10.00 per share, with an expiration date of September 30, 2001.

                                  F-17


                              PART II

              INFORMATION NOT REQUIRED IN PROSPECTUS


 ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

                                        AMOUNT
 SEC registration fee                   $ 2,100
 Printing expenses                      $ 3,500 *
 Legal fees and expenses                $10,000 *
 Accounting fees and expenses           $20,000 *
 Blue sky fees and expenses             $10,000 *
 Miscellaneous                          $ 4,400 *

     Total                              $150,000

     *Estimated

 ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is incorporated under the Wisconsin Business Corporation Law (the "WBCL"). Pursuant to sections 180.0850 to
 180.0859 of the Wisconsin statutes, and subject to the limitations stated therein, the Registrant is required to indemnify any director or officer against liability and reasonable expenses (including attorneys' fees) incurred by such person in the defense of any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding in which such person is made a party by reason of being or having been a director or officer of the Registrant, unless liability was incurred because such person breached or failed to perform a duty owed to the Registrant which constituted (1) a willful failure to deal fairly with the Registrant or its stockholders in connection with a matter in which such person has a material conflict of interest; (2) a violation of criminal law, unless such person had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful; (3) a transaction from which such person derived an improper personal profit; or (4) willful misconduct. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights or indemnification to which a person may be entitled under the Registrant's articles of incorporation or bylaws, or any written agreement, vote of stockholders or disinterested directors, or otherwise.

     Section 180.0859 of the Wisconsin statutes provides that it is the public policy of the State of Wisconsin that such indemnification provisions apply, to the extent applicable to any other proceeding, to, among other things, the offer, sale or purchase of securities in any proceeding involving a state or federal statute.

     Article IX of the Registrant's bylaws are substantially similar to the provisions of sections 180.0850 to 180.0859 of the Wisconsin statutes. The Registrant's bylaws extend coverage to directors or officers serving in a fiduciary or administrative capacity and also set forth procedures to be followed in obtaining indemnification. Officers and directors of the Registrant are also insured, subject to certain specified exclusions and deductible and maximum amounts, against loss from claims arising in connection with their acting in their respective offices, which include claims under the Securities Act of 1933, as amended.

     The Registrant has in effect insurance polices which, among other things, insure directors and officers of the Registrant against certain claims which are not indemnified by the Registrant.

 ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, the Registrant has issued the following shares of common stock without registration under the Securities Act of 1933. None of the transactions were underwritten. The number of shares issued or sold in each of the transactions, and the per share proceeds to the Registrant or affiliated MGS Group companies, have been adjusted to reflect the 3-for-1 stock split effected in the form of a dividend which was paid by the Registrant on September 30, 1999 to stockholders of record as of September 30, 1999.

 (1) On January 1, 1997, the registrant issued 1,500,000 shares to three affiliated companies of the MGS Group at a price of $.83 per share pursuant to the terms of a subscription agreement which provided that payment for the shares would be set off against amounts owed the affiliates under the management agreements between the affiliates and the Registrant. The sale was made pursuant to the exemptions from registration afforded under Sections 4(2) and 3(a)(11) of the Securities Act.

 (2) Between March 3, 1997 and October 31, 1997, the Registrant sold 915,000 shares pursuant to an offering which was limited to residents of the state of Wisconsin pursuant to the exemption from registration afforded under Section 3(a)(11). All shares were sold for cash at a price of $1.67 per share (aggregate offering price of $1,525,000).

 (3) Between February 4, 1998 and July 23, 1998, the Registrant sold 42,000 shares to residents of the state of Wisconsin pursuant to the exemption from registration afforded under Section 3(a)(11). All shares were sold for cash at a price of $1.67 per share (aggregate offering price of $70,000).

 (4) On March 10, 1999, the Registrant sold 51,000 shares to its
     President and CEO (21,000 shares) and two other officers of companies in the MGS Group pursuant to the exemptions from registration afforded under Sections 4(2) and 3(a)(11). All shares were sold for cash at a price of $2.00 per share (aggregate offering price of $102,000).

 (5) Between May 3, 1999 and June 30, 1999, the Registrant sold 147,900 shares to residents of the state of Wisconsin (including 66,000 shares to directors of the Registrant) pursuant to the exemption from registration afforded under Section 3(a)(11). All shares were sold for cash at a price of $2.00 per share (aggregate offering price of $295,800).

 (6) On July 29, 1999, Registrant sold 180,000 shares to an affiliated MGS Group company for cash at a price of $3.33 per share (aggregate offering price of $600,000) pursuant to the exemptions from registration afforded under Sections 4(2) and 3(a)(11).

 (7) Between August 6, 1999 and September 30, 1999, the Registrant and affiliated MGS Group companies sold 722,490 shares for cash at an average price of $2.70 per share (aggregate cash consideration of $1,951,630).

 Included in this total are 195,000 shares sold by an affiliate to the affiliate's stockholders. The affiliate cancelled certain redemption rights held by the affiliate with respect to the shares of the affiliate and sold its shares of common stock of the Registrant to the affiliate's stockholders for a price of $1.67 per share (aggregate cash consideration of $325,000).

 These stock issuances and sales by the registrant and certain of its affiliated MGS Group companies were not made pursuant to a registration statement under the Securities Act, nor were the offers and sales registered or qualified under any state securities laws. Although the Registrant believed at the time that registration of such offers and sales was not required, these offers and sales may not have been exempt from the registration requirements of the Securities Act. As a result, purchasers of such shares may have the right under the Securities Act or state securities laws to rescind their purchases and thereby be entitled to return such shares to the Registrant and receive back from the Registrant the full consideration paid by such purchasers ($1,951,360), plus statutory interest. The Registrant intends to include a rescission offer to holders of such shares in connection with the offering to which this Registration Statement relates. The Registrant's President and CEO has agreed to assume the Registrant's repurchase obligation for shares sold by the Registrant and each of the affiliated MGS Group companies have agreed to assume the Registrant's obligation to repurchase shares sold by such company. There are no assurances that the Registrant will not otherwise be subject to possible penalties or fines relating to these issuances. The Registrant believes the rescission offers could provide it with additional meritorious defenses to any such future claims.

 ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A)  EXHIBITS

 Exhibits required by Item 601 of Regulation S-K:

 Exhibit
 NUMBER                 EXHIBIT DESCRIPTION

  3.1*Registrant's Restated Articles of Incorporation
  3.2*Registrant's By-laws, as amended November 29, 1999
  4.1*Form of specimen certificate for Registrant's common stock.
  4.2*Loan Agreement between M&I Northern Bank and PMC

  5.1Form of Opinion of Niebler, Pyzyk, Klaver & Wagner LLP
     (including consent)
 10.01*Mark G. Sellers Stock Option Agreement
 10.02*MGS Childrens' Trust Stock Option Agreement
 10.03*Moose Lake Trust Stock Option Agreement
 10.04*Moldmakers Leasing & Investments Limited Partnership, LLP Stock
       Option Agreement
 10.05*Moldmakers, Inc. Stock Option Agreement
 10.06*Management Agreement Between Registrant and MGS Enterprises, Inc.
       dated December 31, 1996
 10.07*Management Agreement Between Registrant and Moldmakers
       Management, Inc. dated December 31, 1996
 10.08*Management Agreement Between Registrant and Statistical Plastics
       Corporation dated December 31, 1996
 10.09*Master Equipment Lease between Registrant and Moldmakers Leasing
       & Investments Limited Partnership, LLP
 10.10*Master Equipment Lease between Registrant and PCI Consulting and
       Leasing, Inc.
 10.11*ITW Paslode, Cordless Tool Group Supply Agreement
 10.12Agreement to Assume Obligations With Respect to Rescission Shares entered into between Registrant, Mark G. Sellers, and certain MGS Group companies.
 21.1*Subsidiaries of the Registrant
 23.1Consent of Wolf & Company - Milwaukee, S.C.
 23.3*Consent of Niebler, Pyzyk, Klaver & Wagner LLP (included in
      Exhibit 5.1)
 24.1*Powers of Attorney
 27.1Financial Data Schedule
 99.1*Form of Rescission Offer Cover Letter

          * Previously Filed

     (B)  FINANCIAL STATEMENT SCHEDULES

 Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

 ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section
 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

     (b) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                            SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Germantown, Wisconsin, State of Wisconsin, on the 19th day of January, 2000.

                                      PLASTICS MFG. COMPANY


                                      By:     SCOTT W. SCAMPINI
                                              Scott W. Scampini
                                              Executive Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the 19th day of January, 2000.

        SIGNATURE                TITLE

 MARK G. SELLERS*         President and Chief Executive Officer
 Mark G. Sellers          and a director (Principal Executive Officer)


 SCOTT W. SCAMPINI        Executive Vice President and Director
 Scott W. Scampini


 BRUCE L. SCHNEIDER*     Vice President - Finance and Director
 Bruce L. Schneider      (Principal Financial and Accounting Officer)


 JEFFREY A. KOLBOW*      Director
 Jeffrey A. Kolbow


 RADE PETROVIC*            Director
 Rade Petrovic


                      * By:  SCOTT W. SCAMPINI
                             Scott W. Scampini
                             Attorney-in-fact

                              EXHIBIT INDEX
                                   TO
                             AMENDMENT NO. 1
                                   TO
                                FORM S-1
                                  OF
                          PLASTICS MFG. COMPANY
                Pursuant to Section 102(d) of Regulation S-T
                      (17 C.F.R. <section>232.102(d))

  3.1 Registrant's Restated Articles of Incorporation*
  3.2 Registrant's By-laws, as amended November 29, 1999*
  4.1 Form of specimen certificate for Registrant's common stock.*
  4.2 Loan Agreement between M&I Northern Bank and PMC*
  5.1 Form of Opinion of Niebler, Pyzyk, Klaver & Wagner LLP
      (including consent)
 10.01 Mark G. Sellers Stock Option Agreement*
 10.02 MGS Childrens' Trust Stock Option Agreement*
 10.03 Moose Lake Trust Stock Option Agreement*
 10.04 Moldmakers Leasing & Investments Limited Partnership, LLP Stock Option Agreement*
 10.05 Moldmakers, Inc. Stock Option Agreement*
 10.06 Management Agreement Between Registrant and MGS Enterprises, Inc. dated December 31, 1996*
 10.07 Management Agreement Between Registrant and Moldmakers Management, Inc. dated December 31, 1996*
 10.08 Management Agreement Between Registrant and Statistical Plastics Corporation dated December 31, 1996*
 10.09 Master Equipment Lease between Registrant and Moldmakers Leasing & Investments Limited Partnership, LLP*
 10.10 Master Equipment Lease between Registrant and PCI Consulting and Leasing, Inc.*
 10.11 ITW Paslode, Cordless Tool Group Supply Agreement*
 10.12 Agreement to Assume Obligations With Respect to Rescission Shares entered into between Registrant, Mark G. Sellers, and certain MGS Group companies.
 21.1 Subsidiaries of the Registrant*
 23.1 Consent of Wolf & Company - Milwaukee, S.C.
 23.3 Consent of Niebler, Pyzyk, Klaver & Wagner LLP (included in
      Exhibit 5.1)*
 24.1 Powers of Attorney*
 27.1 Financial Data Schedule
 99.1 Form of Rescission Offer Cover Letter*

          * Previously Filed